FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Record gold production at both Ghana and Australia for the quarter
JOHANNESBURG. 4 August 2005 – Gold Fields Limited (NYSE & JSE: GFI) today announced June 2005 quarter headline earnings of R135 million compared with R9 million in the March 2005 quarter and R129 million for the June quarter of 2004. In US dollar terms headline earnings for the June 2005 quarter equated to US$21 million compared with US$2 million in the March 2005 quarter and US$20 million for the
June quarter of 2004. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R230 million (US$37 million) for the June 2005 quarter compared to R128 million (US$21 million) in the March quarter.
June 2005 quarter salient features:
Attributable gold production maintained at 1.08 million ounces;
Total cash costs R67,773 per kilogram (US$330 per ounce);
Operating profit up 22 per cent to R656 million (US$103 million), inclusive of a 35 per cent increase at the South African operations;
Mvela interest rate swap closed-out, resulting in a net cash inflow of R264 million.
Year ended June 2005 salient features:
Attributable gold production increased 2 per cent to 4.22 million ounces;
Total cash costs R66,041 per kilogram (US$331 per ounce), a 2 per cent improvement on the previous year;
Harmony hostile bid successfully defended;
Earnings decreased from R768 million (US$111 million) to R180 million (US$29 million) year on year;
Group cash R3.4 billion, providing a strong financial platform for growth;
Offshore organic growth projects successfully completed and delivering results;
Samrec/IASA award for best reporting of Mineral Reserves for the third year in succession.
Final dividend of 40 SA cents per share, giving a total dividend of 70 SA cents per share for the year.
Ian Cockerill,
Chief Executive Officer of Gold Fields said:
“Gold Fields has delivered another solid operating performance for the June quarter 2005.
At the South African operations Driefontein and Beatrix posted good performances with gold production increasing by 2 per cent and 6 per cent respectively. Kloof had a disappointing quarter due to lower grades mined. Costs have remained well controlled and this, together with higher prices achieved, has contributed to a pleasing 35 per cent improvement in operating profit from the South African operations.
The international operations have had another excellent quarter increasing production by 4 per cent, as the benefits of the completed expansion projects were realised. Tarkwa has increased production by a further 8 per cent quarter on quarter. The completion of the new mill and the closure of the old mill at St Ives in the June quarter means that it is now well positioned to produce at lower costs. Damang and
Agnew continue to deliver on the upside with Agnew increasing production by 23 per cent and Damang increasing production by 8 per cent.
While financial 2005 has been a particularly challenging one for Gold Fields given the Harmony hostile bid and the strength of the rand, I am pleased to note that Gold Fields has remained focused on delivering against its stated objectives. Group production for the year has increased by 2 per cent and costs have been well controlled with an improvement of 2 per cent year on year. At the South Africa operations production was marginally higher at 2.82 million ounces and costs were marginally lower despite wage increases at the commencement of the year that were above inflation. Cost performance has been excellent with Project 100 delivering 40 per cent above targeted savings and
Project Beyond delivering R103 million of contractual savings on historic baseline expenditure in its first year. The latter savings will be realised in costs in the next financial year. Our offshore organic growth projects have been well executed on time and on budget and are now delivering results. The group cash balance remains strong at R3.4 billion, providing us with an excellent platform for future growth.
These results underpin our focus on delivering value to shareholders. Our growth strategy of adding 1.5 million ounces of offshore production to our portfolio by 2009 remains unchanged, and we continue to focus on building a strong internationally diversified portfolio of high quality, long life assets.”
Stock data
JSE Securities Exchange South Africa–(GFI)
Number of shares in issue
Range - Quarter
ZAR58.15 – ZAR77.90
- at end June 2005
492,294,226
Average Volume - Quarter
1,600,339 shares / day
- average for the quarter
492,294,226
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$9.40 – US$11.70
ADR Ratio
1:1
Average Volume - Quarter
1,522,032 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J
Q4 F2005
Quarter and Year Ended 30 June 2005
News Release Q4 F2005 and Year F2005 Results
- Reviewed preliminary results -

Q4F2005

SA Rand
US Dollars
Year ended
Quarter
Salient features
Quarter
Year ended
June
2004
June
2005
June
2004
March
2005
June
2005
June
2005
March
2005
June
2004
June
2005
June
2004
129,329
131,284
32,419      33,845     33,523
kg Gold produced* (000) oz
1,078
1,088       1,042       4,219
4,158
67,075
66,041
66,218      64,957     67,773
R/kg Total cash costs $/oz
330
340          312          331
302
46,028
47,880
11,076      12,789     12,225
000                Tons
milled/treated               000
12,225
12,789      11,076     47,880
46,028
85,905
84,218
83,731      81,952     88,076
R/kg                    Revenue                      $/oz
429
428          395          422
387
204
198
213           184         202
R/ton                Operating
costs               $/ton
32
31            32           32
30
2,315
2,286
545           537         656
Rm                  Operating
profit                  $m
103
90            83
368
336
20
19
19            18           21
%                   Operating
margin                   %
21
18            19           19
20
768
180
(186)            11
(14)
Rm $m
(3)
2          (25)           29
111
158
37
(39)             2
(3)
SA c.p.s.
Net earnings
US c.p.s.
-
-            (5)            6
23
763
291
129             9
135
Rm $m
21
2            20           47
111
157
59
26             2            27
SA c.p.s.
Headline earnings
US c.p.s.
5
-             4
10
23
587
452
102          128          230
Rm $m
37
21            16           73
85
121
92
21            26           47
SA c.p.s.
Net earnings
excluding gains and
losses on financial
instruments and
foreign debt net of
cash and exceptional
items
US c.p.s.
8
4              4
15
18
*Attributable – All companies wholly owned except for Ghana (71.1%).
Health and Safety
We regret the 10 fatalities which occurred during the June
quarter. As previously reported, a seismic event at
Driefontein 2 shaft claimed five lives on 10 May 2005. The
fatal injury frequency rate regressed as a result of the above from 0.14 to 0.28 for the June quarter. This quarter has seen an increase in seismic events at the West Wits operations,
Driefontein and Kloof, which has resulted in an increase in fall of ground accidents. As a result the lost day injury frequency rate regressed from 12.2 to 14.1, and the serious injury
frequency rate regressed from 5.8 to 7.0 quarter on quarter.
Beatrix North and South achieved 3 million underground
fatality free shifts. Beatrix North shaft recorded 1.9 million,
Driefontein 8 shaft 1.4 million and Kloof 8 shaft 0.9 million fatality free shifts.
The international operations continued their good safety
performance, with all four operations achieving year on year reductions in lost time injuries.
Financial Review
Quarter ended 30 June 2005
compared with quarter ended
31 March 2005
Revenue
Attributable gold production decreased by 1 per cent to
1,078,000 ounces in the June 2005 quarter, compared with
1,088,000 ounces achieved in the March 2005 quarter.
Production at the South African operations was 687,000
ounces, which was 3 per cent lower than the previous
quarter. Attributable production at the international
operations increased 4 per cent to 391,000 ounces. At the
South African operations, Driefontein and Beatrix increased
production but this was more than offset by the poor
performance of Kloof, resulting from the lower grades mined
during the quarter. The 4 per cent increase at the
international operations was due to increased output at all the operations except St Ives, which was lower as the old and
new mill operated in parallel for the whole of the previous
quarter, with the old mill decommissioned at the end of the
previous quarter.
The US dollar gold price was virtually unchanged at US$429
per ounce compared with the March quarter. However, the
weakening of the rand against the US dollar, from an average of R5.95 to R6.39, resulted in the rand gold price increasing 7 per cent, from R81,952 per kilogram in the March quarter to
R88,076 per kilogram in the June quarter.
The decrease in production was more than offset by the
increase in the rand gold price achieved resulting in revenue increasing from R2,950 million (US$495 million) to R3,156
million (US$492 million) this quarter.
Operating costs
Operating costs for the June quarter, at R2,474 million
(US$386 million), increased by 5 per cent when compared
with the March quarter’s R2,351 million (US$395 million).
Costs at the South African operations increased by R11
million to R1,660 million (US$258 million), which was less
than 1 per cent higher than operating costs in the previous
quarter of R1,649 million (US$277 million) evidencing
continued good cost control.
Costs at the international operations, including gold-in-
process changes, were R840 million (US$132 million), 10 per
cent higher than the R764 million (US$128 million) reported in the March quarter. The increase in costs at the international operations were mainly at Tarkwa due to increased costs
associated with the owner mining maintenance contract and
increases in the cost of consumables, together with the effect of translating costs at a weaker rand. The 7 per cent weaker rand compared with the US dollar as detailed above and the
6 per cent weakening of the rand against the Australian
dollar, from R4.62 to R4.91, resulted in an increase in costs of R56 million.
Operating profit margin
The net effect of the movements in revenue and costs, after
taking into account gold-in-process changes, was an
operating profit of R656 million (US$103 million). This is 22 per cent higher than the R537 million (US$90 million)
achieved in the March quarter. The Group margin increased
from 18 per cent last quarter to 21 per cent in the June
quarter, while the margin at the South African operations
increased from 9 per cent to 12 per cent. The margin at the

Q4F2005
international operations increased to 34 per cent compared
with 33 per cent in the previous quarter.
Amortisation
Amortisation of R391 million (US$61 million) for the June
quarter increased 5 per cent when compared with the March
quarter’s R371 million (US$62 million). This increase arose
largely at the Australian operations due to an increase in
mining volumes, and the weakening of the rand against the
US dollar. Amortisation at the South African operations was
constant at R168 million.
Other income
Net interest and investment income after taking into account interest paid decreased from R34 million (US$6 million) in the
March quarter to R15 million (US$2 million) for the June
quarter. This decrease in net interest is due to gains on the
Mvela interest rate swap of R33 million included in earnings in the previous quarter compared with R23 million included
this quarter, with the balance of R9 million being our 33 per cent share of losses incurred at Rand Refinery, which is
equity accounted.
The gain on financial instruments of R100 million (US$16
million) compares with a loss of R55 million (US$8 million) in the March quarter and represents largely realised gains on
these instruments. Included in the quarter is a realised gain on the Mvela interest rate swap of R91 million (US$14
million), a gain on the Tarkwa rand/US dollar forward cover of
R13 million (US$2 million) and a gain on diesel call options in
Ghana of R2 million, partially offset by a R6 million (US$1
million) loss on the Australian dollar/US dollar call options.
The interest rate swap was established in relation to the loan from Mvela Gold and converted a fixed interest rate exposure to a floating rate. This instrument was established as short-
term rates were significantly lower than long-term rates and the resultant upward sloping yield curve was expected to
prevail for some time. This strategy yielded positive results producing net cash inflows on closure of R264 million (US$41 million) for the quarter and R317 million (US$51 million) of positive cash flow from inception of the swap.
More details on these financial instruments are given on page
15 of this report.
Exploration expenditure
Exploration expenditure increased from R43 million (US$7
million) to R61 million (US$10 million) in the June quarter –
please refer the Exploration and Corporate Development
section for more detail.
Exceptional Items
The exceptional loss this quarter of R359 million (US$58
million) includes the following impairments:
·
Beatrix North and South sections were impaired by R124
million (US$20 million) during the quarter, with the after
tax value amounting to R100 million (US$16 million).
The impairment was due to the effect of restructuring at
Beatrix South which is the old 2 shaft section of the mine.
The impairment was based on a calculated net present
value, using a gold price of R92,000 per kilogram at a
real discount rate of 5 per cent before tax and applying a
1.5 times multiple i.e. a one and a half times multiple of
market price to net present value. The carrying value of
the Beatrix North and South sections after the write-down
is R1,967 million;
·  At Driefontein an impairment of R12 million (US$2
   million), equal to R7 million (US$1 million) after taxation due to the closure of 10 shaft;
· At Kloof an impairment of R11 million (US$2 million),
   equal to R7 million (US$1 million) after taxation due to
   the closure of no. 3 metallurgical plant;
·  At St Ives the write-off of the old mill, amounting to R61 million (A$13 million); and
·  At Living Gold (the rose project at Driefontein) a write
   down of R52 million (US$8 million), which had no tax
   effect.
Also included in exceptional items are the final cost and
provisions for defending the Harmony hostile bid of R145
million (US$23 million), bringing the total cost to R316 million
(US$51 million). Added to this is a write-off of critical spares relating to the old mill at St Ives of R17 million (A$4 million).
The above were partially offset by gains on the sale of
exploration rights in Chile of R47 million (US$8 million) and the profit on the sale of shares in African Eagle Resources
Limited of R10 million (US$2 million).
The exceptional loss in the March quarter of R86 million
(US$14 million) was mainly related to costs incurred in
defending the Harmony hostile bid.
Taxation
A taxation credit of R57 million (US$9 million) in the March quarter compares with a credit of R62 million (US$10 million)
in the June quarter. The main reason for the credit this
quarter is a deferred tax credit of A$36 million (R167 million)
in Australia. This credit was due to a step up in tax values of assets in Australia resulting from the consolidation of the
Australian operations for tax purposes as from 1 July 2003.
Added to this is the tax credit on the Beatrix impairment,
which amounted to R24 million. These were partially offset
by the increase in taxable income due to the increased profits for the quarter.
The credit last quarter was mainly deferred tax credits of R65 million (US$11 million) at Tarkwa and R6 million (US$1
million) at Damang as a result of a decrease in the tax rate in
Ghana from 32.5 per cent to 28 per cent.
Earnings
After accounting for minority interests, a loss of R14 million
(US$3 million) was incurred or negative 3 SA cents per share
(US$0.00 per share), compared with earnings of R11 million
(US$2 million) or 2 SA cents per share (US$0.00 per share)
in the previous quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was
R135 million (US$21 million) or 27 SA cents per share
(US$0.05 per share) compared with R9 million (US$2 million)
or 2 SA cents per share (US$0.00 per share) last quarter.
Earnings, excluding exceptional items as well as net gains
and losses on financial instruments and foreign debt net of
cash amounted to R230 million (US$37 million) or 47 SA
cents per share (US$0.08 per share) compared with R128
million (US$21 million) or 26 SA cents per share (US$0.04
per share) reported last quarter.
Cash flow
Cash flow from operating activities for the quarter was R708 million (US$110 million), which was 9 per cent above the
operating cash flow in the March quarter of R653 million

Q4F2005

(US$106 million). This is due to the increase in operating
profit and the closure of the Mvela interest rate swap, which resulted in a net inflow of R264 million (US$41 million), offset by the cost of the Harmony defence and the increase in
exploration and sundry costs.
No dividends other than those paid to Ghanaian minorities of
R48 million (US$7 million) were paid during the quarter. Last quarter R147 million (US$25 million) was paid in dividends.
Capital expenditure amounted to R442 million (US$68 million)
compared with R440 million (US$75 million) in the March
quarter. Expenditure at the South African operations was
R24 million higher at R175 million (US$27 million). A
significant portion of this expenditure was directed at the
major projects, with R36 million at 1 tertiary and 5 shaft at
Driefontein, R10 million at Kloof 4 shaft and R28 million at
Beatrix 3 shaft. The Australian operations incurred capital
expenditure of R122 million (A$24 million) compared with
R151 million (A$32 million) in the March quarter. Expenditure at St Ives included development costs at Argo and Leviathan
underground, and Mars open pit. At Agnew, the majority of
the expenditure was spent on development, exploration and
upgrading of the metallurgical plant. At the Ghanaian
operations, capital expenditure amounted to R117 million
(US$18 million) mainly on the new heap leach projects at the
North and South sections. This compares with R77 million
(US$13 million) in the previous quarter. Major projects are
still forecast to be in line with approved votes. Proceeds on disposal of various Group wide mining assets amounted to
R24 million (US$4 million) for the quarter.
Purchase of investments amounted to R17 million (US$3
million). R7 million (US$1 million) of this included equipment financing at St Ives, with the balance being the purchase of additional shares in African Eagle Resources amounting to
R10 million. Subsequently, the majority of our holding (8.5
million shares) held in African Eagle Resources was sold and proceeds amounted to R19 million (US$3 million). The
balance of the proceeds on investments sold amounted to
R47 million (US$7 million) and arose from the sale of the
Angelina project in Chile.
Net cash inflow for the quarter was R257 million (US$42
million). After accounting for a positive translation adjustment for the quarter of R188 million (US$13 million negative) the cash balance at the end of the June quarter was R3,375
million (US$504 million), which has increased from R2,931
million (US$474 million) at the end of March 2005.
Detailed and Operational Review
Group overview
Attributable gold production for the June 2005 quarter
decreased marginally to 1,078,000 ounces when compared
with the March quarter. Production from the South African
operations at 687,000 ounces accounted for 64 per cent of
the Group’s total attributable production, compared with
711,000 ounces or 65 per cent last quarter.
At the South African operations, gold production decreased 3 per cent compared with the previous quarter. At Kloof, the
decrease of 38,900 ounces was mainly due to a reduction of
recovered yield during the quarter. The decline at Kloof was partially offset by an increase at Driefontein of 4,400 ounces due to increased underground volumes, and an increase at
Beatrix of 9,700 ounces as a result of the redeployment of
crews to more productive areas, particularly 4 shaft.
Operating profit at the South African operations increased
from R166 million (US$28 million) to R224 million (US$35
million), mainly as a consequence of the higher gold price,
allied with continued good cost control.
Production from the Australian operations was 1 per cent
higher quarter on quarter at 208,200 ounces. The increased
production from the Songvang open pit at Agnew together
with an excellent performance from Kim underground, offset
the decrease at St Ives, which benefited from running both
the old and new mills last quarter. Operating profit from the
Australian operations increased quarter on quarter in rand
terms from R120 million (A$26 million, US$20 million) to
R159 million (A$33 million, US$25 million), primarily as a
result of the increased production at Agnew. The Ghanaian
operations showed an 8 per cent increase in attributable gold production to 183,000 ounces. Tarkwa and Damang both
increased gold production by approximately 8 per cent. At
Tarkwa the increase was due to slightly increased yield and
volume, and at Damang the increase was due to increased
feed grade. Ghana contributed operating profit of R274
million (US$43 million), a 9 per cent increase when compared with the March quarter.
The international operations contributed R433 million (US$68 million) or 66 per cent of the total operating profit of R656 million (US$103 million). This compares with R371 million
(US$62 million) or 69 per cent of the total operating profit of
R537 million (US$90 million) last quarter.
Group ore processed decreased from 12.79 million tons to
12.23 million tons, while overall yields increased 4 per cent to
2.9 grams per ton. Total cash costs in rand terms increased
4 per cent to R67,773 per kilogram, compared with R64,957
per kilogram in the March quarter. In US dollar terms, total cash costs decreased 3 per cent to US$330 per ounce,
compared with US$340 per ounce last quarter, due to the
weaker rand. Operating cost per ton at R202 was 10 per cent
above last quarter due to the decrease in surface tons across the Group. At the South African operations surface tons
reduced at all the operations, which are in the process of
replacing surface tonnage with higher grade underground
tons. At the international operations the decrease in surface tons was mainly at St Ives due to the decommissioning of the old mill.
South African operations
During the September 2003 quarter management took the
view that the South African currency would remain stronger
for longer. As a result it was decided to reposition the South
African operations. As previously reported this was
presented as reverting from the “Wal-Mart” strategy (more
volume at lower grade) to the “SAKS 5th Avenue” strategy
(less volume at grades more in line with Life of Mine ore
reserve values).
To support this switch in strategy in September 2003,
management introduced an initiative called Project 500,
which, in turn, was split into two sub-projects called: Project
400 and Project 100.
Project 400 was aimed at optimising revenue such that an
additional R400 million would be generated per annum on an
ongoing basis. This was to be achieved by eliminating non-
contributing production and at the same time reducing low
grade surface outputs with higher margin underground
material. This strategy has proven successful and Beatrix
returned a credible operating profit for the first time this year as surface material was eliminated completely from the mix.
At the South African operations this strategy has led to an
increase in underground yields year on year from 7.1 to 7.4
grams per ton at similar mining volumes, while surface

Q4F2005
tonnage in South Africa has been managed down to 4.4
million tons, a decrease of over 20 per cent. The life of mine grades are given in the table below.
Quarter ended
Jun
2004
Sep
2004
Dec
2004
Mar
2005
Jun
2005
Driefontein:
Life of mine head grade as per the 2003
and 2004 annual report
8.7          8.1           8.1           8.1           8.1
Life of mine head grade adjusted for
estimated metallurgical recoveries
8.4          7.8           7.8           7.8          7.8
Driefontein (underground yields achieved)
8.5
8.1
8.1
8.9
8.3
Kloof:
Life of mine head grade as per the 2003
and 2004 annual report
9.8        10.5         10.5         10.5         10.5
Life of mine head grade adjusted for
estimated metallurgical recoveries
9.5        10.2         10.2         10.2         10.2
Kloof (underground yields achieved)
9.5
9.1
9.2
9.7
8.3
Beatrix:
Life of mine head grade as per the 2003
and 2004 annual report
5.1           5.5           5.5          5.5          5.5
Life of mine head grade adjusted for
estimated metallurgical recoveries
4.9           5.3           5.3          5.3          5.3
Beatrix (underground yields achieved)
4.7
4.4
4.7
5.2
5.6
Project 100 and Project 100+
Following the successful completion of Project 100 during
December 2004, Gold Fields established a new project,
Project 100+, utilising the capabilities and skills developed during Project 100. Project 100+ is focused on achieving
ongoing and sustainable cost savings across the South
African operations. It is an evergreen project management
structure that maintains a pipeline of value-adding projects, ensuring their progress from concept stage to final realisation.
At the end of June 2005, Project 100+ had identified more
than fifteen projects with potential savings of R200 million per annum. Many of the projects are in the design phase with
benefit realisation expected during the 2006 financial period and beyond. Three projects, which are expected to deliver
annual savings from financial 2006 of R30 million, are
complete.
Project Beyond, initiated in early 2004, is a procurement
initiative targeting annual savings of between R200 million
and R300 million per annum over three years, i.e. around 10
per cent of the amount expended on materials, services and
capital expenditure at the South African operations. During
the past financial year, the project targeted to deliver R100 million in contractual savings. Three distinct blocks of
strategic sourcing initiatives were completed, focusing on
overall procurement expenditure of almost R900 million, with roughly R200 million of spend still in progress. The project delivered R103 million of contract savings (12.3 per cent) on historic baseline expenditure. Savings were achieved on
commodities such as grinding media, foodstuffs, mill liners, ore transport, roof and timber support, bearings, engineering repairs, and lubricants. Savings are realised as new
contracts come into force and are being utilised by the mining operations. As a consequence these savings will largely be
realised in the 2006 financial year. Gold Fields will continue with procurement savings initiatives in support of its cost
leadership strategy and is targeting a further R75 million to
R100 million savings per annum at the local operations during the 2006 financial period. Relationships with suppliers have not been compromised as a consequence of these initiatives.
It is noteworthy that, despite the achievement of major
contractual savings in procurement, expenditure with BEE
companies increased to over 28 per cent during the quarter.
Further, Gold Fields benchmarked its BEE procurement
outcomes with those of other South African major mining
groups and confirmed its leading position.
The scope of Project Beyond is being extended to include the
Australian and Ghanaian operations, as well as the Peruvian
Cerro Corona project. Preliminary indications are that
savings of more than US$20 million per annum may be
achieved.
Driefontein
June 2005
March 2005
Gold produced
- 000’ozs
297.9
293.5
Yield - underground
- g/t
8.3
8.9
- combined
- g/t
5.3
5.2
Total cash costs
- R/kg
64,548
64,520
-
US$/oz
314
337
Driefontein posted another encouraging set of results, with an increase in gold production from 293,500 ounces to 297,900
ounces quarter on quarter. The underground grade reduced
from 8.9 grams to 8.3 grams per ton for the quarter as the
higher gold price allowed more mining from some of the
marginal areas on the western boundary of the operations.
The combined yield from surface and underground increased
from 5.2 grams per ton in the March quarter to 5.3 grams per ton due to improved underground volumes and mining mix
this quarter. Underground tonnage increased 7 per cent from
914,000 to 978,000 tons, while surface mineralised waste
tonnage reduced from 846,000 tons to 765,000 tons quarter
on quarter.
The increase in underground ore tonnage had a 2 per cent
impact on operating costs, which increased from R614 million
(US$103 million) in the March quarter to R625 million (US$97 million) in the June quarter. Total cash costs remained flat in rand terms at R64,548 per kilogram. In US dollar terms, total cash costs decreased by 7 per cent from US$337 per ounce
to US$314 per ounce as a result of the weaker rand.
Operating profit increased by 41 per cent from R133 million
(US$22 million) in the March quarter to R188 million (US$30
million) in the June quarter, as a result of the increase in the rand gold price and the increase in gold output. Capital
expenditure increased to R75 million (US$12 million) for the
June quarter from R37 million (US$6 million) in the March
quarter, in line with our policy to defer capital costs in a low rand gold price environment as was the case in the March
quarter.
Gold forecast for the September quarter is slightly lower than in the June quarter. This is due to a further reduction in the surface grade and the last of the gold clean-up from No 1
plant. This could be further influenced by the outcome of the wage negotiations and calls from Cosatu for stay-aways. The
cost profile for the September quarter will be affected by the wage increases implemented as from 1 July 2005.

Q4F2005

Kloof
June 2005
March 2005
Gold produced
- 000’ozs
225.5
264.4
Yield - underground
- g/t
8.3
9.7
- combined
- g/t
7.8
6.7
Total cash costs
- R/kg
85,445
73,915
-
US$/oz
416
386
Gold production at Kloof decreased 15 per cent from 264,400
ounces in the March quarter to 225,500 ounces in the June
quarter. This was largely due to a 16 per cent decrease in
broken grade attributable to high grade panels lost due to
seismicity in the 3 shaft pillar and the 8 shaft complex.
Number 3, 4 and 7 shafts experienced grade drop-offs due to
more slope mining during the quarter and a concomitant
reduction in terrace mining. Slope mining is generally
associated with lower grades. The stopping of low grade
surface stockpile operations at number 3 metallurgical plant resulted in a decrease of 4,800 ounces quarter on quarter.
Despite the public holidays and industrial action underground tonnage increased from 826,000 tons in the March quarter to
832,000 tons in the June quarter. Unfortunately underground
yields declined from 9.7 to 8.3 grams per ton as a result of the issues previously mentioned. Surface tonnage decreased
significantly due to the closure of number 3 metallurgical
plant. Further surface treatment will depend on the
economics of the low grade surface stockpile.
Despite the increase in underground tons milled for the
quarter, operating costs at R624 million (US$97 million) for the quarter decreased by 1 per cent compared with the
previous quarter’s cost of R634 million (US$107 million). This resulted in an underground cost of R741 per ton, which was
similar to the previous quarter. However, total cash costs
increased by 16 per cent to R85,445 per kilogram (US$416
per ounce) compared with the previous quarter of R73,915
per kilogram (US$386 per ounce) in line with the lower gold
production.
Operating profit decreased from R41 million (US$7 million) to a loss of R4 million (US$1 million) in the June quarter due to the decrease in gold production. Capital expenditure
decreased by 21 per cent to R48 million (US$7 million) for the quarter mainly due to lower expenditure at 4 sub-vertical
shaft.
Initiatives implemented to increase the mining grade are
showing positive results and gold production for the
September quarter is forecast to improve before returning to more historic levels in the December quarter. As a result
cash costs should improve but will be dependent on the
outcome of the wage negotiations.
Beatrix
June 2005
March 2005
Gold produced
- 000’ozs
163.2
153.5
Yield - underground
- g/t
5.6
5.2
- combined
- g/t
5.6
4.8
Total cash costs
- R/kg
78,010
81,064
-
US$/oz
380
424
Gold production at Beatrix increased by 6 per cent from
153,500 ounces in the March quarter to 163,200 ounces in
the June quarter. Underground ore volumes increased
slightly from 897,000 tons in the March quarter to 910,000
tons in the June quarter, mainly due to increased sweepings
during the quarter. The overall yield increased by 17 per cent quarter on quarter from 4.8 to 5.6 grams per ton. This
increase in yield was due to improved quality mining at 1, 2 and 3 shafts (North and South sections) and more volume
from the higher grade zone 5 area at 4 shaft (West section).
Also, no surface rock dump material was milled in the June
quarter due to the decision to stop treatment of low grade
surface dumps. Increased sweepings volumes and the
introduction of new mining cycles to facilitate dry sweepings resulted in increased recovery rates. Continued focus on
quality issues such as reduced water usage, stope width
control and increasing sweepings volumes from old gold and
backlog areas continue. The logistics project at West shaft
made further progress during the June quarter with only one
level still to be completed. However, ground control problems are being experienced at 20 level.
Operating costs increased 2 per cent to R411 million (US$64
million) in line with the increase in underground volumes.
However, total cash costs decreased by 4 per cent to
R78,010 per kilogram (US$380 per ounce) from R81,064 per
kilogram (US$424 per ounce) in the March quarter due to the
increased production and the continued strict control on
overall costs. The higher rand gold price, together with the above mentioned factors, resulted in Beatrix recording an
operating profit of R39 million (US$6 million) in the June
quarter, compared with a loss of R8 million (US$1 million) last quarter.
Capital expenditure was virtually unchanged quarter on
quarter at R52 million (US$8 million). The majority of this
expenditure was spent on underground development to
increase flexibility and hydropower at 3 shaft.
Gold production for the September quarter should be lower
than the June quarter as haulage access problems at 20
level, 4 shaft are being encountered. Smectite swelling has
resulted in the closure of the haulage preventing access to
the stoping horizon. The actions that have been put in place to open up the haulage will restrict mining from these stoping areas for approximately eight weeks. The threat of stay-
aways and the outcome of wage negotiations could also
affect production levels and costs in the September quarter.
International operations
Ghana
Tarkwa
June 2005
March 2005
Gold produced
- 000’ozs
199.1
185.0
Yield – Heap Leach
- g/t
1.0
0.9
Yield – CIL Plant
- g/t
1.7
1.6
Total cash costs
- US$/oz
240
226
Tarkwa’s gold production increased by 8 per cent from
185,000 ounces in the March quarter to 199,100 ounces in
the June quarter, slightly above forecast due to out
performance from the heap leach plant. The heap leach
operation contributed 135,700 ounces, up 10,000 ounces
from the previous quarter and the CIL plant contributed some
63,400 ounces, an increase of 4,100 ounces on the previous
quarter, reflecting the second full quarter of CIL plant
production.
A total of 5.4 million tons of ore was processed during the
quarter. The CIL plant processed 1.2 million tons at a yield of
1.72 grams per ton, while ore stacked on the leach pads was
4.2 million tons at a head grade of 1.29 grams per ton,

Q4F2005
compared with 1.16 grams per ton in the March quarter. The
increase in grade was in line with expectation; with March’s grade being below expectation due to mining constraints in
the higher grade pits. The increase in heap leach gold
production versus the previous quarter reflects the larger
amount of recoverable gold placed on the heaps during the
quarter due to the increase in grade, the slight increase of
154,000 tons placed on the heaps and metallurgical
adjustments undertaken earlier in the year. Gold-in-process
release during the period at 6,000 ounces was similar to the
March quarter.
The tons mined increased by 0.75 million tons for the quarter to 21.9 million tons breaking the previous quarter’s record, reflecting ongoing optimisation of the new mining fleet. The stripping ratio decreased from 3.3 to 3.2 but is still being kept above the planned 2.8 for the year in order to increase mining flexibility. Mining costs were US$0.81 per ton for the quarter compared with US$0.73 per ton last quarter reflecting the
increase in the maintenance cost of the fleet as stipulated in the MARC (Maintenance and Repair Contracts) due to the
number of hours the units have been operating, and the
increasing cost of consumables such as diesel. A diesel
hedge has been put in place at Tarkwa and Damang to cap
the diesel fuel cost for the next twelve months and provides a cap on global diesel prices beyond US$0.45/litre, which
approximates a Brent crude oil price of around US$56 per
barrel (bbl). A US$10/bbl increase in global oil prices would result in a US$4 per ounce increase in total cash costs at the
Ghanaian operations.
Operating costs at US$48 million (R306 million), including
gold-in-process adjustments, were US$6 million higher than
the previous quarter, reflecting the increased mining and
process volumes, increases in the price of consumables such
as cyanide, diesel, crusher and mill steel liners and the
maintenance costs of the fleet. Operating cost per ton
treated was US$8.73 per ton as against US$7.90 per ton in
the March quarter, reflecting these increased costs. Total
cash costs at US$240 per ounce compare with the March
quarter’s US$226 per ounce. This level reflects the increase in commodity prices and the fleet maintenance cost.
Operating profit at US$37 million (R239 million) was the same as in the previous quarter, with the increased gold production offsetting the increase in costs. The average gold price
received was US$428 per ounce, US$2 per ounce below the
previous quarter. Net earnings for the quarter decreased
from US$28 million (R171 million) to US$18 million (R116
million) as a result of the one-off US$11 million deferred tax release in the March quarter, which resulted from a reduction in the Ghanaian company tax rate.
The surge in global commodity prices and its impact on input costs remains a concern at this operation particularly. The
increasing productivity of the new mining fleet has been key in offsetting many of the increased diesel, tyre and steel
consumable price impacts to date. Initiatives that have been reported previously continue to be expanded to seek both
supply chain and consumption optimisation.
Capital expenditure increased from US$10 million (R57
million) in the previous quarter to US$16 million (R101
million) in the June quarter. The majority of expenditure was spent on the construction of heap leach pads at both the
North and South facilities.
Gold production and unit costs for the September quarter are expected to be similar to that of the June quarter, subject to gold-in-process movements which remain difficult to predict.
Damang
June 2005
March 2005
Gold produced
- 000’ozs
58.2
53.9
Yield                      -
g/t
1.4                        1.3
Total cash costs
- US$/oz
340
346
Gold production increased from 53,900 ounces during the
March quarter to 58,200 ounces in the June quarter. This is
directly attributable to the increase in feed grade to the plant from 1.44 grams per ton in the previous quarter to 1.54 grams per ton this quarter. The increase in grade resulted from the increase in ore mining in the new pits against treatment of
lower grade stockpiles. Mill throughput for the quarter was
steady at 1,262,000 tons compared with 1,257,000 in the
March quarter.
Total tons mined increased from 3.12 million tons to 3.81
million tons as planned, at a strip ratio of 3.44. Mining
operations continued in the Amoanda and Juno 2SE pits, with
ore tonnages mined increasing from 459,000 tons in the
previous quarter to 858,000 tons in the June quarter, at an
average grade of 1.63 grams per ton compared with 1.43
grams per ton in March. These pits are the main source of
oxide feed to the plant, although towards the end of the
quarter the Juno 2SE pit was moving into the deeper fresh
ore zone. The permitting process for the Tomento pit has
been completed and this pit will provide an additional source of oxide feed in the new quarter.
Operating costs, including gold-in-process adjustments,
increased to US$20 million (R125 million) from US$18 million
(R109 million) in the March quarter reflecting higher tonnages mined, an increase in contract mining costs and haulage
costs associated with the increased distance between the
Amoanda pit and the plant. Cost per ton milled increased
from US$13.27 to US$15.52. Total cash costs reduced
slightly to US$340 per ounce. A diesel hedge has been put in place to cap the diesel fuel cost for the next twelve months.
Operating profit increased marginally to US$5 million (from
R27 million to R35 million), the increased revenue being
offset largely by the increase in operating costs. The average gold price received increased quarter on quarter from
US$425 per ounce to US$431 per ounce.
Capital expenditure incurred during the quarter amounted to
US$3 million (R17 million). The majority of this expenditure was incurred in the raising of the tailings dam, the
resettlement and compensation associated with the
establishment of the Tomento pit, the Damang pit cutback
feasibility study and the Abosso Deeps feasibility study.
Gold production and costs are expected to be similar for the
September quarter.

Q4F2005

Australia
St Ives
June 2005
March 2005
Gold produced
- 000’ozs
143.1
154.1
Yield – Heap Leach
- g/t
0.5
0.6
Yield – Milling
- g/t
3.5
3.4
Total cash costs
- A$/oz
450
451
-
US$/oz
348
350
Gold production for the quarter was 143,100 ounces, 7 per
cent down from last quarter’s 154,100 ounces. This decrease
largely reflects the closure of the old mill before
commencement of the quarter. The Lefroy mill ramped up to
full production and achieved design throughput for the
quarter, producing 121,000 ounces, though a breakdown in
the gold elution system at quarter end actually resulted in a further 7,000 ounces being accumulated in this system. The
contribution from the heap leach operation was similar to the
March quarter at 10,000 ounces. Clean-up around the old
mill accounted for the remaining gold production.
Total tons processed during the quarter amounted to 1.70
million, a decrease of 16 per cent from the March quarter due to the closure of the old mill. During the March quarter the old mill and the new Lefroy mill ran concurrently during the commissioning of the latter. For the quarter, 1,101,000 tons were processed through the Lefroy mill, compared with
840,000 tons last quarter. Heap leach operations treated
597,000 tons of ore, up 7 per cent from last quarter.
The average head grade processed at 2.9 grams per ton was
marginally above the March quarter’s 2.7 grams per ton.
Yield at the heap leach operation was 0.5 grams per ton
compared with 0.6 grams per ton last quarter, while the yield at the Lefroy mill at 3.5 grams per ton was higher than the 2.7 grams per ton in the previous quarter. The initial stages of commissioning of Lefroy in the March quarter involved
processing of low grade ores.
While the Lefroy mill achieved design capacity during the
quarter, operations have been interrupted and recovery
affected by some shortcomings in the plant piping and
materials handling systems. These problems are typical of a
new plant and rectification of these issues was largely
completed during the quarter, with benefits seen towards the end of the period. Continued emphasis on the gravity and
carbon circuits in the September quarter is expected to result in additional recovery improvements.
Mining operations produced 1.64 million tons of ore during
the quarter as planned, an increase of 27 per cent on the
previous quarter’s 1.29 million tons. Open pit head grade
improved from 1.51 to 1.64 grams per ton quarter on quarter
as planned. Waste movement was reduced and will reduce
somewhat further in the September quarter, as the target ore zones become exposed, particularly in the Mars open pit.
During the quarter, 4.5 million tons of open pit ore and waste were mined at an average strip ratio of 3.1 (March quarter:
5.6 million tons at a strip ratio of 6.1).
Overall the underground mining operations performed to
expectation, producing 538,000 tons of ore at 5.6 grams per
ton (March 501,000 tons at 5.5 grams per ton). A reduction in ore volumes from Junction, at which mining was completed in
May, was offset by increased output from Argo and the
Leviathan complex. Leviathan continued to exceed
expectations, while improvements at Argo resulted in its best quarter to date.
Operating costs, including gold-in-process adjustments,
decreased from A$72 million (R331 million) to A$67 million
(R327 million), reflecting the lower volumes milled but also improvements in unit costs, particularly on the underground
mines. Total cash costs at A$450 per ounce (US$348 per
ounce) were unchanged quarter on quarter and remained
considerably beyond our target of below A$400 per ounce.
This was primarily due to the milling of high cost stockpiles
(GIP charges contributed A$31 per ounce), some costs
associated with the ramp up of the Lefroy mill and a further
A$24 per ounce due to the write-down of stockpile carrying
values and the costs associated with selling the old mill. By quarter end underlying cost performance of the mining
operations were on near term target.
Operating profit at A$13 million (R65 million) in the June
quarter equalled that of the March quarter despite the
decrease in gold production. This was due to the closure of
the high-cost old mill at the end of last quarter, plus an
improved performance from the underground mines, and
despite the additional charges referred to above.
Capital expenditure for the June quarter amounted to A$16
million (R86 million) compared with A$15 million (R72 million)
in the March quarter. This increase was driven by an
increase in development mainly at Leviathan and the final
costs for the Lefroy mill.
As a result of a slow start up in July, production for the
September quarter is expected to be slightly lower than the
June quarter. Costs are expected to trend downwards over
the September quarter as the operation reaches steady state.
Agnew
June 2005
March 2005
Gold produced
- 000’ozs
65.1
52.8
Yield                      -
g/t
6.4                        5.6
Total cash costs
- A$/oz
265
300
-
US$/oz
205
233
Gold produced at Agnew increased from 52,800 ounces in
the March quarter to 65,100 ounces in the June quarter, well above forecast. This was primarily due to a 7 per cent
increase in mill throughput to 315,000 tons and an 18 per
cent increase in head grade due to an excellent performance
from the Kim underground mine.
Underground mining from the Waroonga underground
complex (Kim and Main Lodes) increased 26 per cent to
122,000 tons of ore resulting in gold production increasing to
52,000 ounces, against 42,000 ounces in the March quarter,
reflecting ongoing increases in productivity in the Kim mine and the ramp up of the new Main Zone mine. Limited stope
production at Kim South, referred to in the March report,
indicated its similarity to the main Kim ore body.
Open pit mining at Songvang continued at the planned rate.
Although this phase of mining is predominantly waste
stripping, ore production from this mine now exceeds mill
capacity and of the 237,000 tons of ore mined only 198,000
tons was treated, accounting for 13,000 ounces of the
quarter’s gold production. Ore stockpiling is now underway at the Agnew mill.
Operating costs, including gold-in-process adjustments,
increased in line with the increase in production from A$16
million (R74 million) in the March quarter to A$17 million (R82

Q4F2005
million) in the June quarter. Total cash costs decreased from
A$300 per ounce (US$233 per ounce) in the March quarter to
A$265 per ounce (US$205 per ounce) in the June quarter.
This decrease was a result of the increase in gold production, from the increased tons and grade mined at the Waroonga
complex.
Agnew’s operating profit increased from A$13 million (R60
million) to A$20 million (R94 million) in the June quarter,
reflecting the increase in mining activity. Capital expenditure decreased from A$17 million (R80 million) to A$7 million (R36 million) in the June quarter. This decrease is predominantly a result of decreased waste stripping at the Songvang open pit.
Gold production for the September quarter is expected to be
lower than the June quarter due to lower grade ore to the mill, as projection of the Kim out performance is not warranted.
This also reflects a planned decrease in the Waroonga
underground ore grade as stoping commences in the lower-
grade Main Lode. Cash costs are expected to increase with
the drop in mill feed grade.
Year ended 30 June 2005
compared with year ended
30 June 2004
Safety performance
Financial 2005 saw an improvement in all safety statistics
when compared with the previous year. The fatal injury
frequency rate (FIFR) improved 33 per cent from 0.27 to 0.18 per million hours worked, a record for Gold Fields. The days lost frequency rate improved 8 per cent from 384 to 353 per
million hours worked, while the serious injury and the lost day injury frequency rates improved 6 and 9 per cent respectively.
Beatrix and the international operations achieved the
Canadian benchmark of 0.10 FIFR, with Beatrix North and
South achieving more than 3 million fatality free shifts.
Financial and operational
performance
Attributable gold production increased 2 per cent from 4.16
million ounces for the year ended June 2004 to 4.22 million
ounces produced in financial 2005. At the South African
operations production increased marginally from 2.80 million ounces to 2.82 million ounces, mainly due to an increase in
underground yields from 7.1 to 7.4 grams per ton. This was
as a result of the reduction in marginal areas and low grade surface material, as we changed from the high-volume low-
grade “Wal-Mart” strategy to the lower-volume higher-grade
“Saks 5th Avenue” strategy. At the international operations
production increased 3 per cent from 1.35 million ounces to
1.40 million ounces. This was mainly due to the increase
achieved at Tarkwa from the commissioning of the new
growth projects during the year.
Revenue decreased marginally in rand terms (increased 11
per cent in US dollar terms) from R11,773 million (US$1,706
million) to R11,756 million (US$1,893 million). This was due to a reduction in the rand gold price achieved, from R85,905 per kilogram (US$387 per ounce) in financial 2004 to
R84,218 per kilogram (US$422 per ounce) in financial 2005.
Operating costs, including gold-in-process movements,
increased from R9,458 million to R9,471 million, a minimal
increase considering the increased production, above
inflation wage increases in South Africa and the significant price increase of important inputs – namely fuel, steel and
cyanide to mention but a few. The minimal increase was due
to cost saving initiatives and the impact of translating costs at the international operations into South African rand at a
stronger rand US and Australian dollar exchange rate than
the corresponding year. The rates strengthened from an
average of US$1 = R6.90 to US$1 = R6.21, a 10 per cent
increase and from A$1 = R4.92 to A$1 = R4.66, a 6 per cent
increase year on year. Total cash costs in rand terms, year
on year, were actually down 2 per cent from R67,075 per
kilogram (US$302 per pounce) to R66,041 per kilogram
(US$331 per ounce) due to the above factors. At the South
African operations costs were marginally lower at R6,660
million for the year compared with R6,683 million the previous year. This was despite above inflation wage increases and
the slightly higher production referred to above, as this was offset by the cost saving initiatives implemented over the
year. At the international operations unit cash costs
increased from US$251 per ounce to US$273 per ounce,
mainly due to lower production at Damang and St Ives.
Damang lost high grade ore as the main pit was depleted
while St Ives closed its high grade Junction mine.
Operating profit at R2,286 million (US$368 million), compared with R2,315 million (US$336 million) in the previous year.
Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R452
million (US$73 million) this year compared with R587 million
(US$85 million) in financial 2004.
Net earnings were R180 million (US$29 million) compared
with R768 million (US$111 million) in the previous year. The reduction in earnings was due to the cost of defending the
Harmony hostile bid and the cost of the failed IAMGold
transaction at R316 million (US$51 million) and R58 million
(US$9 million) respectively. Added to this was the increase in amortisation of R276 million (US$64 million), mainly at
Tarkwa due to the commissioning of the new mill and owner
mining projects and due to the impact of a reclassification of ore reserves from 7 shaft to 4 shaft, at Kloof.
Capital and development
projects
Damang pit cutback project
During the quarter, the decision was taken to proceed with
the large scale cutback of the Damang pit at the Damang
mine in Ghana. This pit had previously been the source of
high grade ores for this mine but the original pit had reached the end of its life in the March quarter.
The cutback will be undertaken largely on the east and west
walls and initial mining is underway. The cutback will involve the mining of some 51 million tons of waste and 9 million tons of ore over a 5 year period, delivering some 710,000 ounces
of gold to the Damang mill. The total capital investment will be US$44 million. Significant ore production from this source will only commence in the latter part of financial 2007. The execution of this project will secure a life for this mine through to 2010, creating further opportunities for unlocking other
deposits in the Damang lease area.

Q4F2005

Exploration drilling is continuing on this mine with current focus on the expansion of the Amoanda, Rex and Tomento
reserves, resource drilling at Abosso Deeps along with early stage testing of various other anomalies on the lease.
Cerro Corona in Peru
During the past quarter, the final Environmental Impact Study was submitted to the Peruvian Ministry of Energy and Mines
(MEM) for review, comment and approval. In addition to this, a voluntary round of public information workshops were held
in the project's area of influence to keep the local populace up to date on the project status and site activities. Local support for the project remains very strong in spite of the difficulties the mining industry is experiencing in Peru at this time.
During the September quarter, a third round of official
workshops will be held in six communities with the assistance of MEM. The public hearing for the project, which will be
directed by MEM is to be held in the nearby community of
Hualgayoc and permit approval is still expected in late
October 2005.
Site work during the period was largely focused on
geotechnical activities in support of the ongoing design
engineering work being developed by Hatch, the EPC
contractor. Additionally, a number of monitoring wells and a primary pumping well for future pit dewatering were largely
completed.
The detailed engineering design work for the plant and
tailings facility are on schedule with 40 per cent of the
drawings and the generation of a ±10 per cent capital and
operating cost estimate due in the September quarter. As a
result of these two timelines a project decision is expected in the last quarter of the calendar year.
Arctic platinum project
At the end of the March quarter we announced that the
feasibility study had been completed and it had been
determined that we would not be proceeding with the
development of the large scale Suhanko Project, which was
the basis of the feasibility study. Accordingly, staff numbers were reduced during the quarter to a bare minimum to reduce
holding costs.
Discussions are continuing with a number of companies that
have expressed an interest in participating in the
development of this project.
Exploration and corporate
development
Gold Fields continued its exploration programme with drilling on five projects during the quarter.
At the Essakan project in Burkina Faso, Gold Fields together with joint venture partner Orezone Resources Inc. (TSX:
“ORZ”) continues to drill the Essakan Main Zone as part of a planned pre-feasibility study expected to be completed during calendar 2005. The project continues to deliver results
suggesting potential resource upgrades. On the 100 per cent
owned Bibiani project in Ghana, an agreement in principle
has been reached with Newmont for sale of the asset subject
to Ghanaian government approval. At the 100 per cent
Telikan project in Guinea, field work consisting of
geochemical sampling and geologic mapping is ongoing. At
the 80 per cent owned Kisenge project in the southern DRC,
mechanised auger sampling of the extensive termite
geochemical anomalies continues. A formal process of
marketing the prospect to a potential partner has begun.
Initial core drilling at the Central Victoria project in Australia has confirmed a mineralised horizon in two holes within a 3.2 kilometre gold-in-bedrock anomaly on Gold Fields 100 per
cent owned Lockington tenement. Follow-up work on this
target will take place during the first quarter of the new fiscal year. In China, initial core drilling was completed on the
Heishan joint venture (JV) in Shandong province, part of the
Shandong JV with Sino Gold. Field work continues on the
Fujian JV with partners Zijin Mining (HKSE: “2899”). Our 8.4 per cent equity holding in Sino Gold (ASX: “SGX”) continues
to deliver interesting results with the granting of their mining licence at Jinfeng and interesting drill results at their White
Mountain prospect.
Comaplex Minerals Corp (TSX: “CMF”), a Canadian company
that is developing the Meliadine project in the Nunavut
province in which Gold Fields owns a 19.8 per cent interest, has begun drilling during the summer season. Gold Fields is
providing technical assistance to Comaplex during this
program. GoldQuest Mining Corporation (TSX Venture:
“GQC”) in which Gold Fields has a 9.2 per cent interest has
reported encouraging drill results from its Cerro Dorado
prospect in Dominican Republic. During the quarter, Gold
Fields and 4.5 per cent owned Committee Bay Resources
(TSX: “CBR”) reached a letter agreement whereby CBR
would spend the next C$10 million in exploration on the
Committee Bay JV after which Gold Fields would have an
option to spend the next C$15 million, thereby retaining its 55 per cent interest, or sell its interest for 7 million shares in
CBR. Drilling has commenced on the project with
encouraging results reported by CBR at the Raven prospect.
Drilling has also commenced in Nevada on property
controlled by CMQ Resources Inc. (TSX Venture: “CMQ”) in
which Gold Fields has a 9.7 per cent interest.
Corporate
Norilsk Nickel joins GoldFields
board
Following an invitation from Gold Fields to Norilsk Nickel to nominate two members to the Gold Fields board, Mr. Sergei
Stefanovich and Dr. Artem Grigorian were officially appointed as non-executive directors of Gold Fields Limited on 21 June
2005. Norilsk Nickel is Gold Fields' largest shareholder with an interest of 20 per cent in the company.
Harmony hostile offer defeated
On 20 May 2005 the High Court of South Africa
(Witwatersrand Local Division) handed down a judgement,
the effect of which is that:
·  Harmony’s offer lapsed on 18 December 2004;
·  Gold Fields has not, subsequent to 18 December 2004,
   been subject to the provisions of the Securities
   Regulation Panel Code or any Code Rules affecting a
   target company or an offeree company;
·  the Harmony offer was not capable in law of being
   revised or reinstated after it lapsed on 18 December
   2004 and is not capable in law of being revised or
   reinstated at the current time; and
·  Harmony is precluded from making any further offer for
   the shares of Gold Fields for a period of 12 months from
   18 December 2004.
Reflecting on the seven-month hostile bid, Gold Fields Chief
Executive Ian Cockerill said: “It has been a long, drawn-out and costly process, but here at Gold Fields we have already
put it firmly behind us. We are looking ahead and focusing
entirely on our Company’s operations and our future. We did
not want this hostile bid, but during the offer period, I believe we proved beyond doubt that Gold Fields is a strong and

Q4F2005
competitive gold player, with the assets, the people, the
strength and the strategy to deliver superior value for our
shareholders. Now our sole aim is to concentrate on further
improving our performance and on growth.”
Of the 11.5 per cent of the Gold Fields shares acquired by
Harmony, approximately 30 million or 6 per cent were sold to institutions during the second week in June.
Legal
A purported class action lawsuit was filed against Gold Fields
Limited in the New York State Supreme Court on 6 May
2003. On 9 July 2004, a separate lawsuit was filed in the
New York federal district court by six individuals against Gold
Fields and a number of other defendants. These lawsuits
allege purported human rights violations and other wrongful
acts among other allegations. Plaintiffs in either action have not effected service of the complaints within the normal
prescribed periods. However, in the event the complaints are served, Gold Fields will vigorously defend itself and
anticipates moving to dismiss the claims on numerous
grounds.
Social Responsible Investment
Index
In the second round of the JSE Social Responsibility
Investment Index, Gold Fields has been ranked in the top 20
per cent of high impact companies. Ranking is based on
positive social and economic investment, corporate
governance and environmental performance. High impact
companies include those with the most potential to cause
damage to the environment and include 22 companies, the
majority of which are mining companies.
Gold Fields corporate citizenship initiatives include:
·  An extensive corporate social investment programme
   benefiting many communities in far-flung and remote
   rural parts of Southern Africa;
·  An innovative venture capital programme aimed at
   establishing new businesses in mining communities,
   which can grow into industries to eventually replace
   mining as the main source of economic activity in these
   communities. The Living Gold cut rose facility in
   Merafong, which has more than 300 employees, is an
   example of such a non-mining alternative livelihood
   project;
·  Gold Fields has been a leader in the field of HIV/Aids in
   South Africa with a comprehensive programme
   encompassing all facets of prevention and treatment. An
   estimated 1,600 employees are enrolled in the
   Company’s HIV/Aids Wellness programme; and
·  Gold Fields has over the past two decades been a
   pioneer in the support and promotion of environmental
   education throughout Southern Africa and has been
   instrumental in establishing more than 20 environmental
   education facilities and programmes throughout the
   SADC region. One such example is the Gold Fields
   Participatory Course in Environmental Education run by
   the Gold Fields Environmental Education and
   Sustainability Unit at Rhodes University, which has been
   attended by thousands of students over the past ten
   years.
Awards
ISO 14000, achieved at all the South African operations three years ago came up for review during the quarter. All the
South African operations once again achieved the upgraded
ISO 14001 : 2004 certificate. The international operations
come up for review next year.
Gold Fields was among the most honoured companies at the
recent annual awards in Johannesburg hosted by the
Investment Analysts Society of Southern Africa (IASA). Gold
Fields picked up Squirrel awards for "best reporting and
communication" in the resources, diamonds, precious metals
and minerals category for the 2004 calendar year. The group
also received the Samrec/IASA award for the best reporting
of mineral reserves according to the Samrec code. This is
the third year in succession that Gold Fields has received
both awards.
Dividend
The company’s policy is to pay out 50 per cent of its earnings, subject to investment opportunities and after excluding
impairments. Earnings are adjusted to exclude unrealised
gains and losses on financial instruments and foreign debt,
but are adjusted to include cash payments and receipts in
relation to such underlying financial instruments. A final
dividend has been declared payable to all shareholders as
follows:
- final dividend number 63:
40 SA cents per share
- last date to trade cum-dividend:
Friday 19 August 2005
- sterling and US dollar conversion date:     Monday 22 August 2005
- trading commences ex-dividend:
Monday 22 August 2005
- record date:
Friday 26 August 2005
- payment date:
Monday 29 August 2005
Share certificates may not be dematerialised or
rematerialised between Monday, 22 August 2005 and Friday,
26 August 2005, both dates inclusive.
Outlook for September 2005
quarter
Gold production for the September quarter is forecast to be
slightly lower than the June quarter and could also be
impacted by industrial action at the South African operations.
Operating costs should increase due to the wage increases
effective from 1 July at the South African operations. Added to this is the effect of converting the US dollar based
operations in Ghana at a weaker rand.
Basis of accounting
The unaudited quarter and year-end results have been
prepared on the International Financial Reporting Standards
(IFRS) basis. The detailed financial, operational and
development results for the June 2005 quarter and financial
2005 are submitted in this report.
These consolidated quarterly statements are prepared in
accordance with IAS 34, Interim Financial Reporting. The
accounting policies used in the preparation of this report are consistent with those applied at the previous year-end.
Audit review
The year-end results have been reviewed in terms of Rule
3.23 of the listing requirements of the JSE Securities
Exchange SA by the Company’s auditors,
PricewaterhouseCoopers Inc. This unqualified review opinion
is available upon request from the Company Secretary and
on the web site.
I.D. Cockerill
Chief Executive Officer
4 August 2005

Q4F2005

Income Statement
International Financial Reporting Standards Basis
SA Rand
Quarter
Year ended
(Figures are in millions unless otherwise stated)
June
2005
March
2005
June
2004
June
2005
June
2004
Revenue
3,156.3
2,949.7 2,869.2
11,756.3
11,772.8
Operating costs
2,474.2
2,350.7 2.363.5
9,502.0
9,410.8
Gold inventory change
26.1
62.1 (39.5)
(31.4)
46.9
Operating profit
656.0
536.9 545.2
2,285.7
2,315.1
Amortisation and depreciation
391.2
371.1 332.2
1,512.1
1,236.3
Net operating profit
264.8
165.8 213.0
773.6
1,078.8
Finance income
11.2
33.6 104.0
97.5
132.3
- Net interest and investment income
15.1
33.7 27.9
80.6
29.1
- Exchange (loss)/gain on foreign debt, net of cash
(3.9)
(0.1) 76.1
16.9
103.2
Gain/(loss) on financial instruments
100.3
(54.7) (71.1)
344.0
129.0
Other (expense)/income
(17.6)
(7.3) (31.3)
(53.3)
10.1
Exploration expenditure
(60.6)
(42.8) (61.7)
(197.4)
(196.5)
Profit before tax and exceptional items
298.1
94.6 152.9
964.4
1,153.7
Exceptional loss
(359.2)
(86.1) (432.2)
(554.7)
(175.7)
(Loss)/profit before taxation
(61.1)
8.5 (279.3)
409.7
978.0
Mining and income taxation
(61.7)
(57.2) (124.2)
101.5
60.5
- Normal taxation
57.3
63.1 48.3
262.1
206.6
- Deferred taxation
(119.0)
(120.3) (172.5)
(160.6)
(146.1)
Profit/(loss) after taxation
0.6
65.7 (155.1)
308.2
917.5
Minority interest
14.5
54.5 30.4
128.5
149.9
Net earnings
(13.9)
11.2 (185.5)
179.7
767.6
Exceptional items:
Profit on sale of investments
10.0
1.4 -
50.3
95.6
Harmony hostile bid costs
(145.1)
(87.5) -
(315.5)
-
Profit on sale of mineral rights
-
- -
-
187.2
Profit on sale of exploration rights
46.6
- -
46.6
-
IAMGold transaction costs
6.9
- -
(57.9)
-
Write off of mineral rights
-
- (0.1)
-
(24.8)
Impairment of critical spares – St Ives
(17.2)
- -
(17.2)
-
Retirement of healthcare obligations
-
(4.8) -
(4.8)
(5.0)
Impairment of assets
(260.9)
- (426.2)
(260.9)
(426.2)
Other
0.5
4.8 (5.9)
4.7
(2.5)
Total exceptional items
(359.2)
(86.1) (432.2)
(554.7)
(175.7)
Taxation
56.9
0.8 112.8
53.9
154.8
Net exceptional items after tax and minority interest
(302.3)
(85.3) (319.4)
(500.8)
(20.9)
Net earnings per share (cents)
(3)
2 (39)
37
158
Headline earnings
134.6
9.4 128.9
291.3
763.1
Headline earnings per share (cents)
27
2 26
59
157
Diluted earnings per share (cents)
(3)
2 (40)
36
156
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
229.6
127.5 102.3
451.9
586.9
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
47
26 21
92
121
Gold sold – managed kg
35,836
35,993 34,267
139,594
137,044
Gold price received R/kg
88,076
81,952 83,731
84,218
85.905
Total cash costs R/kg
67,773
64,957 66,218
66,041
67,075

Q4F2005
Income Statement
International Financial Reporting Standards Basis
US Dollar
Quarter
Year ended
(Figures are in millions unless otherwise stated)
June
2005
March
2005
June
2004
June
2005
June
2004
Revenue
492.4
495.2 434.3
1,893.1
1,706.2
Operating costs
385.5
395.1 357.1
1,530.1
1,363.9
Gold inventory change
4.3
9.8 (5.5)
(5.1)
6.8
Operating profit
102.6
90.3 82.7
368.1
335.5
Amortisation and depreciation
60.9
62.4 50.0
243.5
179.2
Net operating profit
41.7
27.9 32.7
124.6
156.3
Finance income
1.6
5.7 15.1
15.7
19.2
- Net interest and investment income
2.3
5.6 4.0
13.0
4.2
- Exchange (loss)/gain on foreign debt, net of cash
(0.7)
0.1 11.1
2.7
15.0
Gain/(Loss) on financial instruments
15.7
(8.1) (9.9)
55.4
18.7
Other (expense)/income
(2.8)
(1.2) (4.4)
(8.6)
1.5
Exploration expenditure
(9.5)
(7.2) (9.2)
(31.8)
(28.5)
Profit before tax and exceptional items
46.7
17.1 24.3
155.3
167.2
Exceptional loss
(57.5)
(14.3) (62.1)
(89.3)
(25.5)
(Loss)/profit before taxation
(10.8)
2.8 (37.8)
66.0
141.7
Mining and income taxation
(10.3)
(8.7) (17.7)
16.3
8.7
- Normal taxation
8.8
10.7 7.3
42.2
29.9
- Deferred taxation
(19.1)
(19.4) (25.0)
(25.9)
(21.2)
Profit/(loss) after taxation
(0.5)
11.5 (20.1)
49.7
133.0
Minority interest
2.1
9.1 4.6
20.7
21.7
Net earnings
(2.6)
2.4 (24.7)
29.0
111.3
Exceptional items:
Profit on sale of investments
1.5
0.4 0.2
8.1
13.9
Harmony hostile bid costs
(23.0)
(14.5) -
(50.8)
-
Profit on sale of mineral rights
-
- 1.9
-
27.1
Profit on sale of exploration rights
7.5
- -
7.5
-
IAMGold transaction costs
1.3
(0.2) -
(9.3)
-
Write off of mineral rights
-
- (1.6)
-
(3.6)
Impairment of critical spares – St Ives
(2.8)
- -
(2.8)
-
Retirement of healthcare obligations
-
(0.8) -
(0.8)
(0.7)
Impairment of assets
(42.0)
- (61.8)
(42.0)
(61.8)
Other
-
0.8 (0.8)
0.8
(0.4)
Total exceptional items
(57.5)
(14.3) (62.1)
(89.3)
(25.5)
Taxation
9.2
0.1 16.4
8.7
22.4
Net exceptional items after tax and minority interest
(48.3)
(14.2) (45.7)
(80.6)
(3.1)
Net earnings per share (cents)
-
- (5)
6
23
Headline earnings
21.4
1.9 20.0
46.9
110.6
Headline earnings per share (cents)
5
- 4
10
23
Diluted earnings per share (cents)
-
- (5)
6
23
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items
36.6
21.0 15.9
72.8
85.1
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)
8
4 4
15
18
SA rand/US dollar conversion rate
6.39
5.95 6.60
6.21
6.90
Gold sold – managed ozs (000)
1,152
1,157 1,102
4,488
4,406
Gold price received $/oz
429
428 395
422
387
Total cash costs $/oz
330
340 312
331
302

Q4F2005

Balance Sheet
International Financial Reporting Standards Basis
SA Rand
US Dollars
(Figures are in millions unless otherwise stated)
June
2005
June
2004
June
2005
June
2004
Property, plant and equipment
16,959.5
15,828.6
2,531.3
2,512.5
Non-current assets
389.0
331.4
58.1
52.6
Investments
992.8
801.2
148.2
127.2
Current assets
5,656.1
6,241.9
844.2
990.8
- Other current assets
2,281.1
2,107.4
340.5
334.5
- Cash and deposits
3,375.0
4,134.5
503.7
656.3
Total assets
23,997.4
23,203.1
3,581.8
3,683.1
Shareholders’ equity
15,724.6
14,949.3
2,347.0
2,372.9
Minority interest
809.5
662.9
120.8
105.2
Deferred taxation
3,249.8
3,336.1
485.0
529.5
Long-term loans
1,176.0
1,428.6
175.5
226.8
Environmental rehabilitation provisions
905.8
715.4
135.2
113.6
Post-retirement healthcare provisions
24.1
58.1
3.6
9.2
Current liabilities
2,107.6
2,052.7
314.7
325.9
- Other current liabilities
1,820.1
1,846.0
271.8
293.1
- Current portion of long-term loans
287.5
206.7
42.9
32.8
Total equity and liabilities
23,997.4
23,203.1
3,581.8
3,683.1
S.A. rand/US dollar conversion rate
6.70
6.30
S.A. rand/Australian dollar conversion rate
5.15
4.41
Statement of changes in equity
International Financial Reporting Standards Basis
SA Rand
US Dollars
(Figures are in millions unless otherwise stated)
June
2005
June
2004
June
2005
June
2004
Balance as at the beginning of the financial year
14,949.3
11,295.5
2,372.9
1,450.0
Currency translation adjustment and other
852.6
(1,031.7)
(14.5)
239.4
Issue of share capital
0.4
9.5
0.1
1.4
Increase of share premium
21.7
1,567.1
3.5
227.1
Equity component of Mvela loan
-
3,130.2
-
453.7
Marked to market valuation of listed investments
65.4
(119.8)
10.5
(17.4)
Dividends
(344.5)
(669.1)
(54.5)
(92.6)
Net earnings
179.7
767.6
29.0
111.3
Balance as at the end of June
15,724.6
14,949.3
2,347.0
2,372.9
Reconciliation of headline earnings
with net earnings
SA Rand
US Dollars
(Figures are in millions unless otherwise stated)
June
2005
June
2004
June
2005
June
2004
Net earnings
179.7
767.6
29.0
111.3
Profit on sale of investments
(50.3)
(95.6)
(8.1)
(13.9)
Taxation effect of profit on sale of investments
3.1
19.1
0.5
2.8
Profit on sale of mineral rights
-
(187.2)
-
(27.1)
Taxation effect of sale of mineral rights
-
(53.0)
-
(7.7)
Impairment of assets
260.9
426.2
42.0
61.8
Taxation effect of impairment of assets
(51.7)
(111.4)
(8.3)
(16.1)
Profit on sale of exploration rights
(46.6)
-
(7.5)
-
Asset sales and other after tax adjustments
(3.8)
(2.6)
(0.7)
(0.5)
Headline earnings
291.3
763.1
46.9
110.6
Headline earnings per share (cents)
59
157
10
23
Based on headline earnings as given above divided by 491,987,508
(June 2004 – 485,020,966) being the weighted average number of ordinary shares for the year

Q4F2005
Cash Flow Statements
International Financial Reporting Standards Basis
SA Rand
Quarter
Year ended
(Figures are in millions unless otherwise stated)
June
2005
March
2005
June
2004
June
2005
June
2004
Cash flow from operating activities
707.9
653.2           436.3
1,792.1
1,672.3
Profit before tax and exceptional items
298.1
94.6           152.9
964.4
1,153.7
Exceptional items
(359.2)
(86.1)         (432.2)
(554.7)
(175.7)
Amortisation and depreciation
391.2
371.1           332.2
1,512.1
1,236.3
Change in working capital
68.1
266.0           211.0
(11.2)
179.6
Taxation paid
(69.0)
(40.9)           (49.4)
(230.6)
(522.6)
Other non-cash items
378.7
48.5           221.8
112.1
(199.0)
Dividends paid
(48.2)
(146.5)                 -
(455.7)
(669.1)
Ordinary shareholders
(0.1)
(147.7)                 -
(344.5)
(669.1)
Minority shareholders in subsidiaries
(48.1)
1.2                   -
(111.2)
-
Cash utilised in investing activities
(403.0)
(595.1)        (998.2)
(2,199.4)
(3,066.0)
Capital expenditure – additions
(441.8)
(439.7)        (937.5)
(2,163.8)
(2,880.1)
Capital expenditure – proceeds on disposal
23.5
-                   -
63.6
391.7
Purchase of investments
(17.2)
(129.8)          (26.5)
(188.5)
(706.9)
Proceeds on the disposal of investments
19.5
5.6                   -
115.7
201.9
Proceeds on disposal of exploration rights
46.6
-                    -
46.6
-
Environmental and post-retirement healthcare payments
(33.6)
(31.2)          (34.2)
(73.0)
(72.6)
Cash flow from financing activities
-
(125.9)           64.6
(56.9)
5,417.8
Equity portion of Mvela loan
-
-                   -
-
2,453.6
Debt portion of Mvela loan
-
-                   -
-
1,653.4
Loans received
0.1
-                   -
16.9
-
Loans repaid
(0.1)
(132.7)           (0.1)
(206.8)
(294.0)
Minority shareholder’s loan received
-
-             60.5
110.9
88.6
Shares issued
-
6.8               4.2
22.1
1,516.2
Net cash inflow/(outflow)
256.7
(214.3)       (497.3)
(919.9)
3,355.0
Translation adjustment
187.5
167.6          (69.1)
160.4
(261.3)
Cash at beginning of period
2,930.8
2,977.5       4,700.9
4,134.5
1,040.8
Cash at end of period
3,375.0
2,930.8 4,134.5
3,375.0
4,134.5
US Dollar
Quarter
Year ended
(Figures are in millions unless otherwise stated)
June
2005
March
2005
June
2004
June
2005
June
2004
Cash flow from operating activities
110.2
106.2             65.9
287.4
242.4
Profit before tax and exceptional items
46.7
17.1             24.3
155.3
167.2
Exceptional items
(57.5)
(14.3)          (62.1)
(89.3)
(25.5)
Amortisation and depreciation
60.9
62.4             50.0
243.5
179.2
Change in working capital
11.1
42.4             30.5
(1.8)
26.0
Taxation paid
(12.5)
(8.4)            (8.1)
(38.4)
(75.7)
Other non-cash items
61.5
7.0              31.3
18.1
(28.8)
Dividends paid
(7.2)
(25.1)                  -
(71.8)
(92.6)
Ordinary shareholders
-
(25.1)                  -
(54.5)
(92.6)
Minority shareholders in subsidiaries
(7.2)
-                    -
(17.3)
-
Cash utilised in investing activities
(61.7)
(100.0)        (148.7)
(354.3)
(444.2)
Capital expenditure – additions
(67.9)
(75.0)        (139.0)
(348.4)
(417.4)
Capital expenditure – proceeds on disposal
3.7
0.1                   -
10.2
56.8
Purchase of investments
(2.5)
(21.2)            (5.2)
(30.4)
(102.4)
Proceeds on the disposal of investments
2.9
1.2               0.5
18.6
29.3
Proceeds on disposal of exploration rights
7.5
-                   -
7.5
-
Environmental and post-retirement healthcare payments
(5.4)
(5.1)            (5.0)
(11.8)
(10.5)
Cash flow from financing activities
1.2
(21.0)             8.8
(9.1)
774.8
Equity portion of Mvela loan
-
-                   -
-
350.5
Debt portion of Mvela loan
-
-                   -
-
236.2
Loans received
-
-                   -
2.7
-
Loans repaid
0.4
(22.1)                 -
(33.3)
(40.7)
Minority shareholder’s loan received
0.8
-                5.1
17.9
9.1
Shares issued
-
1.1                3.7
3.6
219.7
Net cash inflow/(outflow)
42.5
(39.9)          (74.0)
(147.8)
480.4
Translation adjustment
(13.0)
(8.3)               9.3
(4.8)
42.3
Cash at beginning of period
474.2
522.4           721.0
656.3
133.6
Cash at end of period
503.7
474.2 656.3
503.7
656.3

Q4F2005

Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
·   to protect cash flows at times of significant expenditure,
·   for specific debt servicing requirements, and
·   to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency and interest rate financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IFRS 39, except for the debt portion of the interest rate swap which has been hedge accounted, and accordingly the positions have been marked to market.
On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure.The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance of A$93.0 million not yet realised in cash is detailed below:
Payment value dates
Future cash flows - A$ million
30 June 2005 – received after year end 14.3
30 September 2005 14.0
30 December 2005 13.6
31 March 2006 13.3
30 June 2006 12.9
29 September 2006 12.6
29 December 2006 12.3
TOTAL 93.0
The balance of the unmatured call options purchased at a cost of US$8.3 million are detailed below:
US Dollars / Australian Dollars call options
Year ended 30 June
2006
2007
TOTAL
Australian dollar call options:
Amount (US dollars) - 000’s 100,000 75,000 175,000
Average strike price - (US$/A$) 0.7670 0.7670 0.7670
The marked to market value of all transactions making up the positions in the above table was a positive US$4.1 million. This was based on an exchange rate of A$/US$ 0.7684. The value was based on the prevailing interest rates and volatilities at the time.
US Dollars / Rand forward purchases
Year ended 30 June
2006
2007
TOTAL
Forward purchases:
Amount (US Dollars) - 000’s 30,000 - 30,000
Average rate - (ZAR/US$) 6.9402 - 6.9402
The marked to market value of all transactions making up the positions in the above table was a negative R4.1 million (US$0.6 million). The value was based on an exchange rate of ZAR/US$6.70 and the prevailing interest rates and volatilities at the time. During the quarter the US$30 million was rolled forward to 5 December 2005 resulting in a positive cash flow of R25.7 million (US$4 million) at an average forward rate of ZAR/US$6.9402.
International Petroleum Exchange (IPE) Gasoil call options
Gold Fields Ghana purchased a one year Asian style (average monthly price) call option at US$0.42 per litre (approximately US$500 per metric ton) in respect of 51.6 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$1.66 million, paid upfront, at a strike price of US$0.45 per litre.
Year ended 30 June
2006
2007
TOTAL
Amount (litres) - 000’s 51,600 - 51,600
Strike price - US$/litre 0.45 - 0.45
Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,185 i.e. US$/litre 0.45 equates to US$533 per metric ton
The marked to market value of all transactions making up the position above was a positive US$1.93 million. The value was based on an IPE Gasoil price of US$0.4498 per litre (US$533 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.
Interest rate swap
In terms of the Mvela loan, GFI Mining SA pays Mvela Gold interest on R4,139 million at a fixed interest rate, semi-annually. The interest rate was fixed with reference to the 5 year ZAR swap rate, at 9.6179% plus a margin of 0.95%. GFI Mining SA simultaneously entered into an interest rate swap agreement converting the fixed interest rate exposure to a floating rate. In terms of the swap, GFI Mining SA was exposed to the 3 month Jibar rate plus a margin of 1.025%. The interest rate swap was effected to take advantage of the relatively steep yield curve. This swap was closed out on 3 June 2005. The loan now reverts to the fixed interest rate as mentioned above.

Since the inception of this swap up until its close out Gold Fields has realised marked to market gains on the swap of R225 million and interest rate credits of R92 million, giving a total realised gain of R317 million. Of the R225 million realised marked to market gain, R306 million was accounted for in fiscal 2005, offset by a R81 million loss in fiscal 2004. Of the R92 million interest credit R80 million credit was accounted for in earnings in fiscal 2005 compared to a R12 million credit in fiscal 2004.

Q4F2005
Total Cash Costs
Gold Institute Industry Standard
SA Operations
International Operations
Ghana
Australia#
(All figures are in Rand millions unless otherwise stated)
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Total
Tarkwa
Damang
St Ives
Agnew
Operating costs
(1)
June 2005
2,474.2
1,660.1
625.4
624.2
410.5
814.1
300.3
124.8
300.5
88.5
March
2005
2,350.7
1,649.1
613.9
633.7
401.5
701.6
246.4        99.4
285.6
70.2
Financial year ended
9,502.0
6,660.3
2,486.3
2,543.3
1,630.7
2,841.7
990.5       412.1
1,137.2
301.9
Gold-in-process and
June 2005
21.5
-
-
-
-
21.5
5.6          0.3
19.5
(3.9)
inventory change*
March 2005
51.5
-
-
-
-
51.5
3.1          9.8
36.0
2.6
Financial year ended
(17.6)
-
-
-
-
(17.6)
(6.3)        14.6
(30.4)
4.5
Less:
Rehabilitation costs
June 2005
11.4
9.8
2.8
5.4
1.6
1.6
0.1          0.6          0.4
0.5
March
2005
10.9
9.8
2.8
5.4
1.6
1.1
0.2             -
0.5
0.4
Financial year ended
44.6
39.2
11.2
21.6
6.4
5.4
0.6          1.2          1.7
1.9
Production taxes
June 2005
4.0
4.0
3.0
0.3
0.7
-
-             -              -
-
March
2005
7.7
7.7
3.1
3.3
1.3
-
-             -              -
-
Financial year ended
27.7
27.7
9.3
12.5
5.9
-
-             -              -
-
General and admin
June 2005
90.0
56.9
24.5
19.4
13.0
33.1
16.5         2.7
11.0
2.9
March
2005
85.0
55.5
22.1
20.5
12.9
29.5
14.3         2.4
10.3
2.5
Financial year ended
342.3
223.9
92.9
80.0
51.0
118.4
55.2        10.9        41.4
10.9
Cash operating costs
June 2005
2,390.3
1,589.4
595.1
599.1
395.2
800.9
289.3
121.8
308.6
81.2
March
2005
2,298.6
1,576.1
585.9
604.5
385.7
722.5
235.0       106.8      310.8
69.9
Financial year ended
9,069.8
6,369.5
2,372.9
2,429.2
1,567.4
2,700.3
928.4       414.6
1,063.7
293.6
Plus: Production
taxes
June 2005
4.0
4.0
3.0
0.3
0.7
-
-             -              -
-
March
2005
7.7
7.7
3.1
3.3
1.3
-
-             -              -
-
Financial year ended
27.7
27.7
9.3
12.5
5.9
-
-             -              -
-
Royalties
June 2005
34.4
-
-
-
-
34.4
16.4          4.6          9.5
3.9
March
2005
31.7
-
-
-
-
31.7
14.2          4.1
10.1
3.3
Financial year ended
121.3
-
-
-
-
121.3
53.6        19.3         35.1
13.3
TOTAL CASH COSTS
(2)
June 2005
2,428.7
1,593.4
598.1
599.4
395.9
835.3
305.7
126.4
318.1
85.1
March
2005
2,338.0
1,583.8
589.0
607.8
387.0
754.2
249.2      110.9       320.9
73.2
Financial year ended
9,218.8
6,397.2
2,382.2
2,441.7
1,573.3
2,821.6
982.0      433.9
1,098.8
306.9
Plus:
Amortisation*
June 2005
369.0
167.6
66.5
79.6
21.5
201.4
62.3          9.8            129.3
March
2005
356.7
169.1
62.2
85.0
21.9
187.6
67.4          6.5            113.7
Financial year ended
1,394.6
677.0
245.5
343.9
87.6
717.6
234.7        35.7
447.2
Rehabilitation                                June
2005
11.4
9.8
2.8
5.4
1.6
1.6
0.1          0.6
0.9
March
2005
10.9
9.8
2.8
5.4
1.6
1.1
0.2             -              0.9
Financial year ended
44.6
39.2
11.2
21.6
6.4
5.4
0.6          1.2
3.6
TOTAL PRODUCTION COSTS
(3)
June 2005
2,809.1
1,770.8
667.4
684.4
419.0
1,038.3
368.1
136.8
533.4
March
2005
2,705.6
1,762.7
654.0
698.2
410.5
942.9
316.8
117.4
508.7
Financial year ended
10,658.0
7,113.4
2,638.9
2,807.2
1,667.3
3,544.6
1,217.3      470.8
1,856.5
Gold sold – thousand ounces
June 2005
1,152.2
686.6
297.9
225.5
163.2
465.5
199.1       58.2
143.1
65.1
March
2005
1,157.2
711.4
293.5
264.4
153.5
445.8
185.0       53.9
154.1
52.8
Financial year ended
4,488.1
2,824.1
1,162.6
1,037.1
624.3
1,664.0
676.8     247.7        527.0
212.5
TOTAL CASH COSTS
June 2005
330
363
314
416
380
281
240
340
348
205
– US$/oz March
2005
340
374
337
386
424
284
226         346          350
233
Financial year ended
331
365
330
379
406
273
234         282          336
233
TOTAL PRODUCTION COSTS
June 2005
382
404
351
475
402
349
289
368
401
- US$/oz March
2005
393
416
374
444
449
355
288         366
413
Financial year ended
382
406
366
436
430
343
290         306
404
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.
(3)
Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R6.39 and US$1 = R5.95 for the June 2005 and March 2005 quarters respectively and US$1 = R6.21 for the year.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Q4F2005

Operating and Financial Results
SA Operations
SA Rand
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Operating Results
Ore milled/treated (000 tons) June 2005 12,225 3,555
1,743                 902                 910
March 2005 12,789 3,983
1,760              1,219               1,004
Financial year ended 47,880 15,530
6,694              4,655               4,181
Yield (grams per ton) June 2005 2.9 6.0
5.3                  7.8                  5.6
March 2005 2.8 5.6
5.2                  6.7                  4.8
Financial year ended 2.9 5.7
5.4                  6.9                  4.6
Gold produced (kilograms) June 2005 35,836 21,356
9,266              7,015               5,075
March 2005 35,993 22,126
9,129              8,223               4,774
Financial year ended 139,594 87,838
36,162             32,258             19,418
Gold sold (kilograms) June 2005 35,836 21,356
9,266              7,015               5,075
March 2005 35,993 22,126
9,129              8,223               4,774
Financial year ended 139,594 87,838
36,162             32,258             19,418
Gold price received (Rand per kilogram) June 2005 88,076 88,200
87,794             88,411             88,650
March 2005 81,952 82,026
81,816             81,990             82,488
Financial year ended 84,218 84,175
84,097             84,010             84,597
Total cash costs (Rand per kilogram) June 2005 67,773 74,611
64,548             85,445             78,010
March 2005 64,957 71,581
64,520             73,915             81,064
Financial year ended 66,041 72,830
65,876             75,693             81,023
Total production costs (Rand per kilogram) June 2005 78,388 82,918
72,027             97,562             82,562
March 2005 75,170 79,666
71,640             84,908             85,987
Financial year ended 76,350 80,983
72,974             87,023             85,864
Operating costs (Rand per ton) June 2005 202 467
359                  692                  451
March 2005 184 414
349                  520                  400
Financial year ended 198 429
371                  546                  390
Financial Results (Rand million)
Revenue June 2005 3,156.3 1,883.6
813.5               620.2              449.9
March 2005 2,949.7 1,814.9
746.9               674.2              393.8
Financial year ended 11,756.3 7,393.8
3,041.1            2,710.0            1,642.7
Operating costs June 2005 2,474.2 1,660.1
625.4               624.2              410.5
March 2005 2,350.7 1,649.1
613.9               633.7              401.5
Financial year ended
9,502.0 6,660.3
2,486.3            2,543.3           1,630.7
Gold inventory change June 2005 26.1 -
-                       -                     -
March 2005 62.1 -
-                       -                     -
Financial year ended (31.4) -
-                       -                     -
Operating profit
June 2005 656.0 223.5
188.1                (4.0)                39.4
March 2005 536.9 165.8
133.0                 40.5               (7.7)
Financial year ended 2,285.7 733.5
554.8               166.7                12.0
Amortisation of mining assets # June 2005 364.4 167.6
66.5                 79.6                21.5
March 2005 346.1 169.1
62.2                 85.0                21.9
Financial year ended 1,408.4 677.0
245.5               343.9                87.6
Net operating profit
June 2005 291.6 55.9
121.6               (83.6)                17.9
March 2005 190.8 (3.3)
70.8               (44.5)              (29.6)
Financial year ended 877.3 56.5
309.3             (177.2)              (75.6)
Other income/(expense) June 2005 25.7 26.1
13.9                 13.2                (1.0)
March 2005 (111.1) (124.3)
(33.1)              (38.5)               (52.7)
Financial year ended 108.6 55.4
31.6                 32.4               (8.6)
Profit before taxation
June 2005 317.3 82.0
135.5               (70.4)               16.9
March 2005 79.7 (127.6)
37.7               (83.0)              (82.3)
Financial year ended 985.9 111.9
340.9             (144.8)             (84.2)
Mining and income taxation June 2005 (68.1) 23.5
23.8               (45.0)                44.7
March 2005 (73.8) (82.9)
(13.6)               (37.8)              (31.5)
Financial year ended 50.2 (52.6)
38.0               (97.1)
6.5
- Normal taxation
June 2005
39.0 2.8 39.6 - (36.8)
March 2005 34.1 -
-                       -                     -
Financial year ended 170.7 2.8 39.6 - (36.8)
- Deferred taxation
June 2005
(107.1) 20.7
(15.8)               (45.0)                81.5
March 2005 (107.9) (82.9)
(13.6)               (37.8)              (31.5)
Financial year ended (120.5) (55.4)
(1.6)               (97.1)                43.3
Profit before exceptional items
June 2005 385.4 58.5
111.7               (25.4)              (27.8)
March 2005 153.5 (44.7)
51.3               (45.2)              (50.8)
Financial year ended 935.7 164.5
302.9               (47.7)              (90.7)
Exceptional items June 2005 (160.1) (84.2)
(13.2)              (12.6)               (58.4)
March 2005 - -
-                       -                    -
Financial year ended (160.1) (84.2)
(13.2)               (12.6)              (58.4)
Net profit
June 2005 225.3 (25.7)
98.5               (38.0)              (86.2)
March 2005 153.5 (44.7)
51.3               (45.2)              (50.8)
Financial year ended 775.6 80.3
289.7               (60.3)            (149.1)
June 2005 279.9 (30.1)
89.6               (49.2)              (70.5)
March 2005 193.3 (0.9)
64.7               (30.2)              (35.4)
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year ended 674.6 (52.5)
241.3             (115.3)            (178.5)
Capital expenditure
June 2005 414.1 174.5
74.8                 47.9                 51.8
March 2005 378.1 150.2
36.9                 60.5                 52.8
Financial year ended 2,013.3 635.6
184.1               230.1              221.4
Planned for next six months to December 2005 876.0 401.9 150.1 122.2 129.6

Q4F2005
Operating and Financial Results
International Operations
Ghana
Australia #
SA Rand
Total
Tarkwa
Damang
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) June 2005 8,670
5,395                 1,262                  1,697                316
March 2005 8,806
5,228                 1,257                  2,026                295
Financial year ended 32,350
19,633                 5,215                  6,332
1,170
Yield (grams per ton) June 2005 1.7
1.1                     1.4                     2.6
6.4
March 2005 1.6
1.1                     1.3                     2.4
5.6
Financial year ended 1.6
1.1                     1.5                     2.6
5.6
Gold produced (kilograms) June 2005 14,480
6,193                  1,811                 4,452
2,024
March 2005 13,867
5,755                 1,677                  4,794
1,641
Financial year ended 51,756
21,051                 7,703                16,393
6,609
Gold sold (kilograms) June 2005 14,480
6,193                 1,811                  4,452
2,024
March 2005 13,867
5,755                 1,677                  4,794
1,641
Financial year ended 51,756
21,051                 7,703                16,393
6,609
Gold price received (Rand per kilogram) June 2005 87,894
87,986               88,570                87,893
87,006
March 2005 81,835
82,276               81,276                81,539
81,718
Financial year ended 84,290
84,813               84,110                83,877
83,855
Total cash costs (Rand per kilogram) June 2005 57,686
49,362               69,796                71,451
42,045
March 2005 54,388
43,301               66,130                66,938
44,607
Financial year ended 54,517
46,649               56,329                67,029
46,437
Total production costs (Rand per kilogram) June 2005 71,706
59,438               75,538
82,366
March 2005 67,996
55,048               70,006
79,052
Financial year ended 68,487
57,826               61,119
80,710
Operating costs (Rand per ton) June 2005 94
56                     99                    177
280
March 2005 80
47                     79                     141
238
Financial year ended 88
50                     79                     180
258
Financial Results (Rand million)
Revenue                                                                     June 2005
1,272.7
544.9                 160.4                  391.3
176.1
March 2005 1,134.8
473.5                  136.3                 390.9
134.1
Financial year ended 4,362.5
1,785.4                 647.9
1,375.0 554.2
Operating costs June 2005 814.1
300.3                  124.8                 300.5               88.5
March 2005 701.6
246.4                   99.4                  285.6
70.2
Financial year ended 2,841.7
990.5                  412.1
1,137.2 301.9
Gold inventory change June 2005 26.1
5.9                     0.3                   26.3
(6.4)
March 2005 62.1
2.8                   10.0                   45.3                 4.0
Financial year ended (31.4)
(7.6)                   14.6                 (43.7)                 5.3
Operating profit
June 2005 432.5
238.7                   35.3                   64.5
94.0
March 2005 371.1
224.3                   26.9                   60.0
59.9
Financial year ended 1,552.2
802.5                 221.2                  281.5
247.0
Amortisation of mining assets # June 2005 196.8
62.0                     9.8
125.0
March 2005 177.0
67.7                     6.3
103.0
Financial year ended 731.4
236.0                   35.7
459.7
Net operating profit
June 2005 235.7
176.7                   25.5
33.5
March 2005 194.1
156.6                   20.6
16.9
Financial year ended 820.8
566.5                 185.5
68.8
Other income/(expense) June 2005 (0.4)
5.3                     3.7
(9.4)
March 2005 13.2
4.1                     1.5
7.6
Financial year ended 53.2
14.4                     5.6
33.2
Profit before taxation
June 2005 235.3
182.0                   29.2
24.1
March 2005 207.3
160.7                   22.1
24.5
Financial year ended 874.0
580.9                  191.1
102.0
Mining and income taxation June 2005 (91.6)
64.7                    15.9
(172.2)
March 2005 9.1
(10.5)                     2.9
16.7
Financial year ended 102.8
152.7                   74.4
(124.3)
- Normal taxation
June 2005
36.2
19.8                     3.0
13.4
March 2005 34.1
15.9                     4.8
13.4
Financial year ended 167.9
64.1                   55.4
48.4
- Deferred taxation
June 2005
(127.8)
44.9                   12.9
(185.6)
March 2005 (25.0)
(26.4)                   (1.9)
3.3
Financial year ended (65.1)
88.6                   19.0
(172.7)
Profit before exceptional items
June 2005 326.9
117.3                   13.3
196.3
March 2005 198.2
171.2                   19.2
7.8
Financial year ended 771.2
428.2                 116.7
226.3
Exceptional items June 2005 (75.9)
(0.7)                      -                          (75.2)
March 2005 -
-                       -
-
Financial year ended (75.9)
(0.7)                      -                          (75.2)
Net profit
June 2005 251.0
116.6                  13.3
121.1
March 2005 198.2
171.2                  19.2
7.8
Financial year ended 695.3
427.5                116.7
151.1
June 2005 310.0
116.2                  12.9
180.9
March 2005 194.2
171.2                  19.2
3.8
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year ended 727.1
427.1                116.3
183.7
Capital expenditure
June 2005 239.6
100.7                  16.7                    86.0
36.2
March 2005 227.9
56.9                  19.6                    71.6
79.8
Financial year ended 1,377.7
469.6                  65.9                  636.0
206.2
Planned for next six months to December 2005 474.1 166.8 77.1 160.7 69.5
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Q4F2005

Operating and Financial Results
SA Operations
US Dollars
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Operating Results
Ore milled/treated (000 tons) June 2005 12,225 3,555
1,743                   902
910
March 2005 12,789 3,983
1,760                 1,219
1,004
Financial year ended 47,880 15,530
6,694                 4,655
4,181
Yield (ounces per ton) June 2005 0.094 0.193
0.171                 0.250
0.179
March 2005 0.090 0.179
0.167                0.217
0.153
Financial year ended 0.094 0.182
0.174                 0.223
0.149
Gold produced (000 ounces) June 2005 1,152.2 686.6
297.9                 225.5
163.2
March 2005 1,157.2 711.4
293.5                 264.4
153.5
Financial year ended 4,488.1 2,824.1
1,162.6              1,037.1            624.3
Gold sold (000 ounces) June 2005 1,152.2 686.6
297.9                 225.5
163.2
March 2005 1,157.2 711.4
293.5                 264.4
153.5
Financial year ended 4,488.1 2,824.1
1,162.6              1,037.1            624.3
Gold price received (dollars per ounce) June 2005 429 429
427                    430
432
March 2005 428 429
428                    429
431
Financial year ended 422 422
421                    421
424
Total cash costs (dollars per ounce) June 2005 330 363
314                    416
380
March 2005 340 374
337                    386
424
Financial year ended 331 365
330                    379
406
Total production costs (dollars per ounce) June 2005 382 404
351                    475
402
March 2005 393 416
374                    444
449
Financial year ended 382 406
366                    436
430
Operating costs (dollars per ton) June 2005 32 73
56                    108                 71
March 2005 31 70
59                      87
67
Financial year ended 32 69
60                      88
63
Financial Results ($ million)
Revenue                                                               June 2005
492.4 293.2
126.9                  96.0
70.3
March 2005 495.2 305.2
125.5                 113.5              66.2
Financial year ended 1,893.1 1,190.6
489.7                 436.4
264.5
Operating costs June 2005 385.5 258.1
97.3                   97.0
63.9
March 2005 395.1 277.3
103.2                 106.6              67.5
Financial year ended 1,530.1 1,072.5
400.4                 409.5
262.6
Gold inventory change June 2005 4.3 -
-                        -
-
March 2005 9.8 -
-                        -
-
Financial year ended (5.1) -
-                        -
-
Operating profit
June 2005 102.6 35.1
29.6                  (1.0)                6.4
March 2005 90.3 27.9
22.3                    6.9
(1.3)
Financial year ended 368.1 118.1
89.3                  26.8                 1.9
Amortisation of mining assets June 2005 56.8 26.1
10.4                  12.3                 3.3
March 2005 58.2 28.4
10.4 1                 4.3                 3.7
Financial year ended 226.8 109.0
39.5                  55.4
14.1
Net operating profit
June 2005 45.9 9.0
19.2                (13.3)                 3.1
March 2005 32.1 (0.5)
11.8                  (7.4)
(5.0)
Financial year ended 141.3 9.1
49.8                (28.5)
(12.2)
Other income/(expenses) June 2005 4.0 4.1
2.2                     2.1
(0.1)
March 2005 (17.6) (19.8)
(5.3)                  (6.1)
(8.5)
Financial year ended 17.5 8.9
5.1                    5.2
(1.4)
Profit before taxation
June 2005 49.9 13.1
21.4                (11.2)                 2.9
March 2005 14.5 (20.4)
6.6                 (13.5)
(13.5)
Financial year ended 158.8 18.0
54.9                (23.3)
(13.6)
Mining and income taxation June 2005 (11.2) 3.9
3.8                  (7.2)                 7.3
March 2005 (11.5) (13.5)
(2.1)                  (6.2)
(5.1)
Financial year ended 8.1 (8.5)
6.1                (15.6)                 1.0
- Normal taxation
June 2005
6.0 0.5
6.4                       -
(5.9)
March 2005 5.8 -
-                       -
-
Financial year ended 27.5 0.5
6.4                       -
(5.9)
- Deferred taxation
June 2005
(17.2) 3.5
(2.6)                  (7.2)
13.2
March 2005 (17.3) (13.5)
(2.1)                  (6.2)
(5.1)
Financial year ended (19.4) (8.9)
(0.3)                (15.6)                 7.0
Profit before exceptional items
June 2005 61.1 9.2
17.6                  (4.0)
(4.4)
March 2005 26.0 (6.9)
8.7                  (7.3)
(8.3)
Financial year ended 150.7 26.5
48.8                  (7.7)
(14.6)
Exceptional items June 2005 (25.8) (13.6)
(2.1)                  (2.0)
(9.4)
March 2005 - -
-                        -
-
Financial year ended (25.8) (13.6)
(2.1)                  (2.0)
(9.4)
Net profit
June 2005 35.3 (4.3)
15.5                  (6.1)
(13.8)
March 2005 26.0 (6.9)
8.7                  (7.3)
(8.3)
Financial year ended 124.9 12.9
46.7                  (9.7)
(24.0)
June 2005 44.3 (4.8)
14.1                  (7.8)
(11.2)
March 2005 32.1 (0.2)
10.8                  (5.0)
(6.0)
Net profit excluding gains and losses on
financial instruments and foreign debt and
exceptional items
Financial year ended 108.6 (8.5)
38.9                (18.6)
(28.7)
Capital expenditure ($ million)
June 2005 63.7 27.3
11.8                    7.4
8.0
March 2005 64.8 25.3
6.2                   10.2                8.9
Financial year ended 324.2 102.4
29.6                   37.1
35.7
Planned for next six months to December 2005 130.7 60.0 22.4 18.2 19.3
Average exchange rates are US$1 = R6.39 and US$1 = R5.95 for the June 2005 and March 2005 quarters respectively and US$1 = R6.21 for the year.
Figures may not add as they are rounded independently.

Q4F2005
Operating and Financial Results
International Operations
Australian Dollars
Ghana
Australia #
Australia #
US Dollars
Total
Tarkwa
Damang
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons) June 2005 8,670
5,395         1,262          1,697        316
1,697           316
March 2005 8,806
5,228         1,257         2,026         295
2,026           295
Financial year ended 32,350
19,633         5,215        6,332
1,170
6,332         1,170
Yield (ounces per ton) June 2005 0.054
0.037         0.046        0.084
0.206
0.084          0.206
March 2005 0.051
0.035         0.043         0.076
0.179
0.076         0.179
Financial year ended 0.051
0.034         0.047         0.083
0.182
0.083         0.182
Gold produced (000 ounces) June 2005 465.5
199.1           58.2
143.1 65.1
143.1           65.1
March 2005 445.8
185.0           53.9
154.1 52.8
154.1           52.8
Financial year ended 1,664.0
676.8          247.7        527.0
212.5
527.0         212.5
Gold sold (000 ounces) June 2005 465.5
199.1           58.2
143.1 65.1
143.1           65.1
March 2005 445.8
185.0            53.9
154.1 52.8
154.1           52.8
Financial year ended 1,664.0
676.8          247.7        527.0
212.5
527.0         212.5
Gold price received (dollars per ounce) June 2005 428
428             431           428
424
553           548
March 2005 428
430             425           426
427
549           550
Financial year ended 422
425             421           420
420
560            560
Total cash costs (dollars per ounce) June 2005 281
240             340           348
205
450           265
March 2005 284
226             346           350
233
451           300
Financial year ended 273
234             282           336
233
447           310
Total production costs (dollars per ounce) June 2005 349
289             368
401 519
March 2005 355
288             366
413 532
Financial year ended 343
290             306
404 539
Operating costs (dollars per ton) June 2005 15
9               15             28
44
36              57
March 2005 13
8               13             24
40
31              52
Financial year ended 14
8               13             29
42
39              55
Financial Results ($ million)
Revenue                                                             June
2005 199.3
85.5            24.9         61.2
27.7
80.3          36.4
March 2005 189.9
79.1            23.1         65.2
22.5
84.5           28.9
Financial year ended 702.5
287.5          104.3       221.4         89.2
295.1         118.9
Operating costs June 2005 127.4
47.1            19.6         46.9
13.9
61.3           18.2
March 2005 117.7
41.3            16.7         48.0
11.8
61.6           15.1
Financial year ended 457.6
159.5           66.4
183.1 48.6
244.0           64.8
Gold inventory change June 2005 4.3
1.0                 -
4.4 (1.1) 5.9 (1.4)
March 2005 9.8
0.4              1.6           7.1
0.7
10.1            0.9
Financial year ended (5.1)
(1.2)             2.4
(7.0) 0.9
(9.4)            1.1
Operating profit
June 2005 67.6
37.4             5.3
10.0 14.9
13.0          19.6
March 2005 62.4
37.4             4.8
10.2 10.0
12.9          12.9
Financial year ended 250.0
129.2           35.6           45.3
39.8
60.4           53.0
Amortisation of mining assets June 2005 30.7
9.7              1.5
19.5 25.6
March 2005 29.8
11.3             1.1
17.4 22.2
Financial year ended 117.8
38.0             5.7
74.0 98.6
Net operating profit
June 2005 36.9
27.7             3.8
5.3 7.1
March 2005 32.6
26.1             3.7
2.8 3.7
Financial year ended 132.2
91.2            29.9
11.1 14.8
Other income/(expenses) June 2005 (0.2)
0.8              0.6
(1.6) (2.2)
March 2005 2.3
0.7              0.2
1.3 1.6
Financial year ended 8.6
2.3              0.9
5.3 7.1
Profit before taxation
June 2005 36.7
28.6             4.4
3.7 4.9
March 2005 34.9
26.8             4.0
4.1 5.3
Financial year ended 140.7
93.5            30.8
16.4 21.9
Mining and income taxation June 2005 (15.1)
10.3             2.5              (27.8)
(37.1)
March 2005 2.0
(1.5)             0.6
2.8 3.6
Financial year ended 16.6
24.6           12.0
(20.0) (26.7)
- Normal taxation
June 2005
5.6
3.1              0.4
2.1 2.7
March 2005 5.8
2.7              0.9
2.2 2.9
Financial year ended 27.0
10.3             8.9
7.8 10.4
- Deferred taxation
June 2005
(20.7)
7.2              2.1             (29.9)
(39.9)
March 2005 (3.8)
(4.1)           (0.3)
0.6 0.7
Financial year ended (10.5)
14.3             3.1              (27.8)
(37.1)
Profit before exceptional items
June 2005 51.8
18.3             2.0
31.6 42.0
March 2005 32.9
28.2             3.3
1.3 1.7
Financial year ended 124.2
69.0           18.8
36.4 48.6
Exceptional items June 2005 (12.2)
(0.1)                -              (12.1)                               (16.1)
March 2005 -
-                 -
- -
Financial year ended (12.2)
(0.1)                -              (12.1)                               (16.1)
Net profit
June 2005 39.6
18.2             2.0
19.4 25.9
March 2005 32.9
28.2             3.3
1.3 1.7
Financial year ended 112.0
68.8           18.8
24.3 32.4
June 2005 49.2
18.1             1.9
29.1 38.8
March 2005 32.3
28.2             3.3
0.7 0.8
Net profit excluding gains and losses on
financial instruments and foreign debt, and
exceptional items
Financial year ended 117.1
68.8           18.7
29.6 39.4
Capital expenditure
June 2005 36.5
15.5             2.6
12.8 5.5
16.4             7.1
March 2005 39.5
10.1             3.3
12.9 13.2
14.9           17.3
Financial year ended 221.9
75.6           10.6
102.4 33.2
136.5           44.2
Planned for next six months to December 2005 70.8 24.9 11.5 24.0 10.4 31.2 13.5
Average exchange rates are US$1 = R6.39 and US$1 = R5.95 for the June 2005 and March 2005 quarters respectively and US$1 = R6.21 for the year. The Australian exchange rates were A$1 = R4.91 and A$1 = R4.62 for the June 2005 and March 2005 quarters respectively and A$1 = R4.66 for the year.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Q4F2005

Underground and Surface
SA Rand and Metric Units
SA Operations
International
Ghana
Australia
Operating Results
Total Mine
Operations
Total
Driefontein
Kloof
Beatrix
Total
Tarkwa
Damang
St Ives
Agnew
Ore milled / treated (000 ton)
- underground June 2005 3,376 2,720
978          832          910         656
-               -
538 118
March 2005 3,376 2,637
914          826          897         739
-               -
620 119
Financial year ended 13,807 11,117
3,794       3,471       3,852       2,690
-               -
2,180 510
- surface June 2005 8,849 835
765            70             -
8,014
5,395        1,262      1,159        198
March 2005 9,413 1,346
846          393          107       8,067
5,228        1,257      1,406        176
Financial year ended 34,073 4,413
2,900       1,184
329     29,660
19,633        5,215     4,152         660
- total June 2005 12,225 3,555
1,743          902          910       8,670
5,395        1,262      1,697        316
March 2005 12,789 3,983
1,760       1,219       1,004        8,806
5,228        1,257      2,026        295
Financial year ended 47,880 15,530
6,694       4,655        4,181     32,350
19,633        5,215      6,332
1,170
Yield (grams per ton)
- underground June 2005 7.3 7.4
8.3          8.3           5.6          6.8
-               -
5.3 13.7
March 2005 7.4 7.9
8.9          9.7           5.2          5.6
-               -
4.6 10.7
Financial year ended 7.1 7.4
8.3          9.1           5.0          6.1
-               -
5.0 10.7
- surface June 2005 1.3 1.5
1.5          1.4
-           1.2
1.1            1.4          1.4
2.1
March 2005 1.2 0.9
1.2           0.6          0.7          1.2
1.1            1.3          1.4
2.1
Financial year ended 1.2 1.3
1.6           0.7          0.8          1.2
1.1            1.5          1.3
1.7
- combined June 2005 2.9 6.0
5.3           7.8          5.6          1.7
1.1            1.4          2.6
6.4
March 2005 2.8 5.6
5.2           6.7          4.8          1.6
1.1            1.3          2.4
5.6
Financial year ended 2.9 5.7
5.4           6.9          4.6          1.6
1.1            1.5          2.6
5.6
Gold produced (kilograms)
- underground June 2005 24,560 20,090
8,095       6,920        5,075       4,470
-                -
2,856 1,614
March 2005 24,968 20,856
8,149       8,003        4,704       4,112
-                -
2,842 1,270
Financial year ended 98,650 82,263
31,650     31,474      19,139     16,387
-
-     10,910      5,477
- surface June 2005 11,276 1,266
1,171           95              -
10,010
6,193        1,811      1,596         410
March 2005 11,025 1,270
980          220            70      9,755
5,755        1,677      1,952         371
Financial year ended 40,944 5,575
4,512          784          279
35,369
21,051        7,703      5,483
1,132
- total June 2005 35,836 21,356
9,266       7,015        5,075     14,480
6,193        1,811      4,452
2,024
March 2005 35,993 22,126
9,129       8,223        4,774     13,867
5,755        1,677      4,794
1,641
Financial year ended 139,594 87,838
36,162     32,258      19,418     51,756
21,051        7,703     16,393     6,609
Operating costs (Rand per ton)
- underground June 2005 545 591
593          741          451          358
-               -
348 403
March 2005 528 599
623          737          445          277
-               -
267 333
Financial year ended 529 575
609          710          421          336
-               -
326 380
- surface June 2005 71 64
60          106
-            72
56             99           98
207
March 2005 60 53
52            63            20           62
47             79           85
174
Financial year ended 65 60
61            67            32           65
50             79
103 163
- total June 2005 202 467
359          692          451           94
56             99
177 280
March 2005 184 414
349          520          400           80
47             79
141 238
Financial year ended 198 429
371          546          390           88
50             79
180 258

Q4F2005
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres
Driefontein
June 2005
quarter
March 2005
quarter
Financial year ended
30 June 2005
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main
VCR
Carbon
Leader
Main
VCR
Advanced (m)
4,794            562           1,488         4,674            532           1,536
19,716          2,061         6,028
Advanced on reef (m) 870 55 211 886 65 120 2,922 333 594
Sampled (m)
576              33             102            897              81               84
2,541             321            468
Channel width (cm)
104              45               56            114              48             118            105               42             58
Average value – (g/t) 17.0 39.9 42.6 19.2 9.0 32.7 18.3 15.3 37.8
– (cm.g/t) #1,762 1,783 2,395 2,179 434 3,851 1,923 637 2,192
Kloof
June 2005
quarter
March 2005
quarter
Financial year ended
30 June 2005
Reef
Kloof
Main
VCR
Kloof
Main
VCR
Kloof
Main
VCR
Advanced (m)
194          1,057          6,349            427            792          6,646             702         5,779        27,432
Advanced on reef (m) 125 158 1,622 171 113 1,331 347 826 5,553
Sampled (m)
148            151
1,593             171           106
1,159            368             814
5,068
Channel width (cm)
117              88              86             128             82               91            122             88               90
Average value – (g/t) 6.8 9.2 18.8 7.7 10.6 35.7 7.2 9.1 23.4
– (cm.g/t) 803 811 *1,614 985 864 3,259 881 794 2,098
Beatrix
June 2005
quarter
March 2005
quarter
Financial year ended
30 June 2005
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m)
7,714                   1,757                  7,706                   1,849
31,409                  7,031
Advanced on reef (m) 1,711 267 1,802 171 7,083 1,281
Sampled                               (m)
1,461 234 1,644 153 6,195 1,248
Channel
width                       (cm)
69                    104                        70                     124                      76                      113
Average value – (g/t) 12.4 12.0 15.5 10.7 13.1 11.3
– (cm.g/t) 854 1,248 1,084 1,325 1,001 1,284
# The Carbon Leader reef values were impacted by traversing a 1,000 cm.g/t stretch in the 19 raise line between 48 and 50 levels at 5 shaft. Values should revert to the average Carbon Leader values experienced in F2005.
* The decline in the average on-reef development values returned for Kloof in the June 2005 quarter, as compared to the relatively high values reported in the March 2005 quarter are largely attributable to changes at 3, 4 and 7 shafts. During the June 2005 quarter a number of very high-grade raises developed and sampled in the previous quarter were holed at 3 and 4 shafts. Several raises also traversed known geological facies boundaries temporarily moving from higher grade VCR terrace reef into lower grade VCR slope reef. Expectations are that development values will return to the averages attained in F2005.

Q4F2005

Administration and corporate information
Corporate Secretary
Cain Farrel
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered offices
Johannesburg
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
London
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile:(+44)(20) 7491 1989
American Depository Receipts
Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000028123
Investor relations
South Africa
Willie Jacobsz
Telephone: (+27)(11)644 2460
Facsimile: (+27)(11)484 0639
e-mail: williej@goldfields.co.za
Nerina Bodasing
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North America
Cheryl A Martin
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com
Transfer Secretaries
South Africa
Computershare Investor Services 2004(Proprietary)
Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capital Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430
Website
http://www.goldfields.co.za
http://www.gold-fields.com
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document. The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
C M T Thompson (Chairman)^
A J Wright (Deputy Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
G J Gerwel
A Grigorian °
J M McMahon *
G R Parker
#
R L Pennant-Rea *
P J Ryan
T M G Sexwale
S Stefanovich °
B R van Rooyen
C I von Christierson
* British
^  Canadian
# Ghanaian
°  Russian
#
  USA

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 4 August 2005
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs